    As filed with the Securities and Exchange Commission on June ___, 1998
                                              Registration No. ___________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                   -----------
                               JAYARK CORPORATION
             (Exact name of registrant as specified in this charter)


       DELAWARE                        5020                           13-1863419
(State or other jurisdiction       (Primary Standard Industrial    (I.R.S. Employer
of incorporation or organization)  Classification Code Number)    Identification Number)


                                 P.O. Box 741528
                              Houston, Texas 77274
                                 (713) 783-9184
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                              --------------------
                                DAVID L. KOFFMAN
                 Chairman, President and Chief Executive Officer
                                 300 Plaza Drive
                             Vestal, New York 13580
                                 (607) 729-9331
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                               -------------------
                                   Copies to:

                              James P. Jalil, Esq.
                             Shustak Jalil & Heller
                               545 Madison Avenue
                            New York, New York 10022
                                 (212) 688-5900
                                -----------------
        Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this Registration Statement
                                -----------------
     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only pursuant to dividend or interest reinvestment plans, please check the following box.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If deliver of the prospectus is expected to be made pursuant to Rule 434, please check the following box.


                                -----------------
                         CALCULATION OF REGISTRATION FEE


                                                             Proposed              Proposed
       Title of Each                                          Maximum               Maximum              Amount of
    Class of Securities               Amount to be        Offering Price      Aggregate Offering       Registration
    to be Registered(1)               Registered(2)        Per Share(1)            Price(1)                 Fee

Rights to purchase Common
Stock.......................           9,221,199             $   0                 $   0                  $0(3)
Common Stock, $.01 par
Value(4)....................           18,442,398            $ 0.10(5)            $1,844,240               $510



(1) This Registration Statement relates to the Company's rights (the "Rights") to purchase its Common Stock, par value $0.01 per share (the "Common Stock") and to the shares deliverable upon exercise of the Rights.

(2) Pursuant to Rule 416(a) of the Securities Act of 1933, this Registration Statement also relates to any and all Rights issued hereby due to the rounding up of Rights distributed hereby to the nearest whole number for each recipient thereof, and the Common Stock issuable upon exercise thereof.

(3) Since both the Rights and the Common Stock underlying the Rights are being registered for distribution under this Registration Statement, for purposes of Rule 457 there is no separate registration fee for the Rights.

(4) These shares of Common Stock are deliverable upon exercise of the Rights.

(5) The subscription price for purchase of a share of Common Stock upon exercise of the Rights.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   SUBJECT TO COMPLETION - DATED June __, 1998
PROSPECTUS

                                18,442,398 Shares
                               JAYARK CORPORATION
                                  Common Stock


         Jayark Corporation (the "Company" or "Jayark") is issuing at no cost to holders of record on June ___, 1998 of its common stock, par value $.01 per share ("Common Stock"), one transferable right (individually, a "Right") for each share of Common Stock held, entitling the holders thereof to subscribe for an aggregate of up to 18,442,398 shares of Common Stock (the "Rights Offering"). Each Right entitles the holder to purchase, at any time prior to 5:00 p.m., New York City time, on June __, 1998, 2 shares of Common Stock ("Primary Subscription") at a subscription price equal to $.10 per share (the "Subscription Price"). A group of investors more fully described in this Prospectus (the "Koffman Group"), is the beneficial owner of 4,898,245 Shares. The Koffman Group has agreed with the Company that it will exercise in full the Rights issued to it on Primary Subscription at the Subscription Price. In addition, The Koffman Group has agreed to purchase at the Subscription Price, any shares not purchased on Primary Subscription by the stockholders of the Company. Common Stock may be purchased either by cash or by tendering to the Company debt of the Company in a principal amount equal to the Subscription Price. It is expected that the Koffman Group will exercise its subscription rights, both Primary and Secondary, by the tender to the Company of Company debt held by members of the Koffman Group. Accordingly, the Company will realize gross proceeds in the equivalent value (cash, together with a reduction of debt) of $1,844,240 from the Rights Offering. See "Use of Proceeds." The Rights are transferable by holders thereof. See "The Rights Offering."

See "Risk Factors" for a discussion of certain material factors that should be considered in connection with an investment in the Common Stock offered hereby.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                              Subscription           Proceeds to
                                                  Price              Company(1)
Per Share...........................               $.10                    $.10
Total...............................         $1,844,240              $1,844,240



(1) Before deducting expenses payable by the Company estimated to be $50,000. The shares of Common Stock are being offered and sold directly by the Company and no commission or other remuneration will be paid to any person for soliciting purchases of shares of Common Stock in the Rights Offering See "The Rights Offering - Method of Conducting the Rights Offering." The Proceeds may be in the form of cash or debt of the Company

         The Rights may not be exercised by any person, and neither this Prospectus nor any subscription certificate shall constitute an offer to sell or a solicitation of an offer to purchase any shares of Common Stock, in any jurisdiction in which such transaction would be unlawful. See "The Rights Offering -- State and Foreign Securities Laws."
                              --------------------
June   , 1998

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements (and notes thereto) appearing elsewhere in this Prospectus. Each investor is urged to read this Prospectus in its entirety prior to making an investment in the shares of Common Stock offered hereby.

                                   The Company

         Jayark Corporation ("Jayark" or the "Company") conducts its operations through AVES Audiovisual Systems, Inc. ("AVES"), a wholly owned subsidiary. AVES distributes for resale, as well as rents, a broad range of audiovisual, video and communications equipment and supplies. Its customer base includes schools, industry and hotels. The warehousing, sales and administrative operations of AVES are located in Houston, Texas.

         The Company was originally incorporated in New York in 1958. In 1991, the Company changed its state of incorporation to Delaware. In April, 1998 the Company amended its Certificate of Incorporation increasing its authorized Common Stock to 30,000,000 shares and decreasing the par value of its Common Stock from $.30 to $.01 per share.

                               The Rights Offering

         The Company is distributing to holders of record of Common Stock on June ___, 1998 one transferable Right for each share held.


Primary
Subscription.........................       Each Right entitles the holder to purchase 2 shares of Common Stock at a price per share of $.10 (the "Subscription Price").  See "The Rights Offering."

Oversubscription.....................       There will be no oversubscription privilege available to stockholders other than the Koffman Group (see below).  See "The Rights Offering."

Record Date..........................       June ___, 1998 (the "Record Date").

Expiration Date......................       June ___, 1998 (the "Expiration Date").

Transferability
of Rights............................       The Rights are transferable.  See "The Rights Offering  -- Transferability of
                                            Rights."



Subscription by
Koffman Group........................       The Koffman Group consists of David Koffman, Chairman of the Board of
                                            Directors and President of the Company, Richard Koffman, Milton
                                            Koffman, Jeffrey Koffman, Sara Koffman, Ruthanne Koffman, Elizabeth
                                            Koffman, Steven Koffman and two entities controlled by members of the
                                            Koffman family.  The members of the Koffman Group have agreed with the Company that they will exercise in full the Rights issued to it on
                                            Primary Subscription at a price per share equal to the Subscription Price.
                                            In addition, the Koffman Group has agreed to purchase, at the Subscription
                                            Price, any shares of Common Stock not purchased by the other stockholders on Primary Subscription.  The Koffman Group beneficially owns 4,898,245 shares of Common Stock as of the date of this Prospectus, which represents approximately 53% of the total votes entitled to be cast by the holders of all of the Company's outstanding voting securities.  If all other stockholders exercise their Rights issued to them on Primary
                                            Subscription, the Koffman Group will beneficially own 14,694,735 shares of Common Stock after exercise in full of the Rights issued to it on
                                            Primary Subscription (representing approximately 53% of the Common
                                            Stock outstanding immediately following consummation of the Rights
                                            Offering).  In the event that no other stockholder exercise their rights, the
                                            Koffman Group will own 23,340,643 shares of common stock
                                            (representing approximately 84% of the Common Stock outstanding immediately following consummation of the Rights Offering) after exercise in full of the Rights issued to it on Primary Subscription and after giving effects to the purchase by it of shares not subscribed for by the other stockholders on Primary Subscription.  See "The Rights Offering --
                                            Background of an Purposes for the Rights Offering" and "--Purchase of
                                            Shares by The Koffman Group".

Dilution............................        To the extent a stockholder does not exercise it Rights, such stockholder's percentage equity interest in the Company and its voting power will be diluted substantially.  Conversely, because the Subscription Price is greater than the net tangible book value per share of the Common Stock at April 1, 1998, to the extent that a stockholder does exercise its rights, there will be an immediate dilution on a per share basis from the Subscription Price paid by such stockholder to the pro forma net tangible book value per share of the Common Stock immediately following consummation of the Rights Offering.  See "Risk Factors -- Dilution"
                                            and "The Rights Offering -- Dilutive Effects of Rights Offering."



Common Stock
Outstanding After the
Offering............................        27,663,597 shares

Risk Factors........................        An investment in the Common Stock offered hereby involves a high degree of risk.  See "Risk Factors."
Use of
Proceeds............................        The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $1,844,240 (before deducting estimated expenses) constituting cash and debt of the Company.  After payment of the expenses of the offering, estimated to be approximately $50,000, such net proceeds will be used by the Company to retire $1,790,000 of notes payable and subordinated notes, including interest with related parties.  See "Use of Proceeds."


                   Summary Consolidated Financial Information



                                             Nine Months Ended
                                               January 31,                   Years Ended April 30, 1997
                                              1997          1998       1995            1996              1997
                                          ----------------------    -----------------------------------------
                                              (in thousands, except number of shares and per share amounts)

Statement of Operations:
Total Revenues                               $9,159        $9,958     $11,631        $11,856          $12,638
Earnings (Losses) from
 continuing Operations                         ($83)         ($54)       $181          ($116)            ($96)

Earnings (Losses) from                      ($1,493)          --         $592        ($7,069)         ($5,963)
 Discontinued Operations
                                            ($1,576)         ($54)       $773        ($7,185)         ($6,059)
Net Earning (Losses)
Basic Earnings (loss) per
 Share from Continued Operations             ($0.01)       ($0.01)      $0.03         ($0.01)          ($0.01)
Basic Earnings (loss) per
 Share from Discontinued Operations          ($0.18)          --        $0.09         ($0.90)          ($0.68)
Weighted Average Shares Outstanding       8,390,681     9,221,197   6,867,083      7,833,990        8,802,528



                                               As of January 31, 1998
Balance Sheet Data:                       Actual                  Pro Forma
                                          ------                  ---------
Total Assets                              $1,930                  $1,930
Long Term Obligations                     $3,400                  $1,769
Working Capital (Deficit)                   ($13)                   $146
Stockholders' Equity (Deficit)           ($3,056)                ($1,266)



                                  RISK FACTORS

         Prospective investors, prior to purchasing shares of Common Stock, should consider carefully the specific risk factors set forth below, as well as the other information regarding the Company appearing elsewhere in this Prospectus.. This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Such statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's financing plans; (iii) the Company's business and growth strategies;
(iv) the use of the proceeds of the Offering; and (v) the declaration and payment of dividends. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in such forward- looking statements. The accompanying information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies important factors that could cause such differences.

History of Losses; Future Profitability Uncertain

         The Company has had a recent history of significant losses. As a result of continuous losses due to a soft retail market, low margins, competitive pressures, and price reductions, the Company in early 1997 began looking for methods to sell or otherwise dispose of the operations of Rosalco Inc., ("Rosalco"), then a wholly owned subsidiary of Jayark. Rosalco had been in the business of the distribution of more than 300 different products, including occasional furniture, brass beds, custom jewelry cases and accessories, most of which were imported from outside the continental United States. Rosalco also developed special designs for several customers. Rosalco was headquartered in Jeffersonville, Indiana. All efforts to sell Rosalco were unsuccessful, and it was officially closed on October 22, 1997. The assets of Rosalco were secured as part of its borrowing agreement. Shortly after the closing, a receiver was assigned to liquidate the secured assets of Rosalco to satisfy the loan principal. The financial statements of the Company have been restated to reflect Rosalco's operations for all periods as discontinued operations. In fiscal 1997, Jayark incurred a $5,963,000 loss on Discontinued Operations, which includes $3,462,000 loss from operations for the year ended April 30, 1997, the establishment of accruals in the amount of $300,000 for expenses and guarantees related to the closing, the write off of an intercompany receivable and other assets of $476,000, and the write off of the remaining net assets of Rosalco of $1,725,000.

         In June 1995, a wholly-owned subsidiary of the Company, LCL International Traders, Inc. ("LCL"), acquired certain of the assets and assumed certain of the liabilities of a group of companies engaged in the importation and distribution of seasonal and promotional merchandise. During the fiscal year ended April 30, 1996, the Company experienced significant problems with the acquisition, including, among other things, rapid and significant deterioration of the acquired operations, as well as increasing difficulty in financing the operations associated with the acquired assets. As the fiscal year progressed the Company found the continued operation of LCL to be untenable.

         Finally, in the third quarter of the fiscal year ended April 30, 1996, the Company abandoned its investment in, and wrote off its advances, to LCL. As a result, the Company incurred a pre-tax charge of approximately $4,700,000 in the fiscal year ended April 30, 1996, which has been charged as a loss on investment. LCL subsequently filed under Chapter 11 of the Bankruptcy Code. On August 1, 1996, after winding down its operations and liquidating its assets, the Chapter 11 proceeding was dismissed on the ground that all of the Debtor's assets have been liquidated.

         There can be no assurance that the Company will be able to reverse its recent history of losses and return to profitability in the near future.


Future Business

         From time to time the Koffman family considers various business opportunities or combinations for the Company. No assurance can be given that any opportunity or combination will be presented to the Company, or if presented and accepted by the Company, what effect, such favorable or unfavorable, an opportunity or combination would have on the Company.


Reliance on Key Personnel

         Mr. Frank Rabinovitz is President of the Company's audiovisual subsidiary, AVES, which is the sole operating entity of the Company. The operations of AVES are significantly dependent on the contribution and management skills of Mr. Rabinovitz. Although Mr. Rabinovitz does not have an employment contract, the Company has entered into a Split Dollar Insurance Agreement pursuant to which the Company has obtained a life insurance policy in the approximate amount of $497,700. The premium is paid by the Company. Upon the death of Mr. Rabinovitz, the beneficiary named by Mr. Rabinovitz is entitled to receive the benefits under the policy. The Company paid approximately $25,400 for this coverage in fiscal year ended April 30, 1997.


Limited Public Market for Common Stock; Lack of Liquidity

         The Company's Common Stock was delisted from the NASDAQ SmallCap Market effective July 10, 1997 due to the Company's non-compliance with NASDAQ's minimum capital and surplus requirement. There is currently no public trading market for the Common Stock. The Common Stock is quoted on the "pink sheets" published by the National Quotation Bureau and is traded in the over-the-counter market. The Company believes it is unlikely that it will relist the Common Stock with the Nasdaq National Market or the Nasdaq Small CapTM Market in the immediate future.

Dilution

         The offering price per share of Common Stock will exceed the net tangible book value per share of Common Stock. See "Dilution." Accordingly, purchasers of Common Stock in this offering will experience immediate and substantial dilution.

Lack of Dividends

         The Company has paid no cash dividends on its Common Stock, and there is no assurance that the Company will achieve sufficient earnings to pay cash dividends on its Common Stock in the future. The Company intends to retain any earnings for use in its business, and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                               THE RIGHTS OFFERING

Terms of the Rights Offering

         The Company is issuing to the holders of record of its Common Stock on the Record Date rights to subscribe for shares of Common Stock (the "Rights"). Each stockholder is being issued one transferable Right for each share of Common Stock held on the Record Date. The Rights entitle each stockholder to acquire at the Subscription Price 2 shares of Common Stock for each Right held. Rights may be exercised at any time during the Subscription Period, which commences on June __, 1998 and ends at 5:00 p.m., New York City time, on June __, 1998.

         For purposes of determining the maximum number of shares of Common Stock a stockholder may acquire pursuant to the Rights Offering, broker-dealers whose shares of Common Stock are held of record by Cede & Co. ("Cede") or by any other depository or nominee on their behalf will be deemed to be the holders of the Rights that are issued to Cede or such other depository or nominee on their behalf.

Background of and Purposes for the Rights Offering

         The Rights Offering is an integral part of the recapitalization of the Company. The immediate effect of the Rights Offering, and the participation of the Koffman Group, will be to reduce the debt on the Company's balance sheet with a view to enhancing the equity value of the Company. The completion of the Rights Offering will not only reduce even further the amount of debt on the Company's balance sheet (since debt will either be repaid from cash proceeds, or retired as it is tendered from Common Stock), but will also enable stockholders of the Company to participate in any potential enhanced equity value of the Company by permitting them to purchase additional shares of Common Stock at $.10 per share.

         The Board of Directors determined that the Rights Offering should be structured in a manner that generally permits each public stockholder to maintain its percentage ownership interest in the Company, but not to increase it through an oversubscription procedure pursuant to which such public stockholder could purchase shares not subscribed for by other stockholders on Primary Subscription.

         The Board of Directors also considered the possibility that not all stockholders would exercise fully their rights in the Rights Offering. In the absence of some assurance that the Rights Offering would be fully subscribed, the Board was concerned that the Company would incur the expense of the Rights Offering without obtaining the contemplated reduction of debt. Accordingly, the Board discussed with the Koffman Group whether it would be willing to agree to purchase any shares of Common Stock not subscribed for by other stockholders on Primary Subscription in order to ensure that the Rights Offering would be fully subscribed. The Koffman Group informed the Board of Directors that it would be willing to agree not only to subscribe fully, but also to purchase on oversubscription, at the Subscription Price, such number of unsubscribed shares sufficient to result in gross proceeds to the Company of $1,844,240, in either cash or debt reduction, from the Rights Offering.

Method of Conducting the Rights Offering

         The Rights Offering is being made directly by the Company. The Company will pay no underwriting discounts or commissions, finders' fees or similar remuneration in connection with any distribution of the Rights or sales of the shares of Common Stock offered hereby.

The Subscription Price

         The Subscription Price for a share of Common Stock to be issued pursuant to the Rights will be $.10. The Subscription Price was determined by the Board of Directors based upon an evaluation of the worth and prospects of the Company. See "Risk Factors -- History of Losses; Future Profitability Uncertain" and "-- Limited Public Market for Common Stock."

Expiration of the Rights Offering

         The Rights Offering will expire at 5:00 p.m., New York City time, on June __, 1998. Rights will expire on the Expiration Date and thereafter may not be exercised. The Company reserves the right, in its sole discretion, to extend the Expiration Date in order to deal with any unforeseen contingencies relating to the conduct of the Rights Offering, but does not otherwise expect to extend the Expiration Date.

Method of Exercise of Rights

         Rights may be exercised by filling in and signing the reverse side of the subscription certificate and mailing it in the envelope provided, or otherwise delivering the completed and signed subscription certificate to the Company, together with payment for the shares of Common Stock as described below under "--Payment for Shares." Completed subscription certificates must be received by the Company prior to 5:00 p.m., New York City time, on the Expiration Date (unless payment is effected by means of a notice of guaranteed delivery as described below under "--Payment for Shares") at the offices of the Company at one of the addresses set forth below. Rights may also be exercised through a stockholder's broker, who may charge such stockholder a servicing fee.

SIGNED SUBSCRIPTION CERTIFICATES SHOULD BE SENT TO THE COMPANY by one of the methods described below:

         (1) BY MAIL:

         (2) BY HAND, EXPRESS MAIL OR OVERNIGHT COURIER:

         (3) BY FACSMILIE (TELECOPIER):

Payment for Shares

         Stockholders who acquire shares of Common Stock on Primary Subscription may choose between the following methods of payment:

         (1) A stockholder can send the subscription certificate together with payment for the shares of Common Stock acquired on Primary Subscription to the Company. To be accepted, such payment, together with the executed subscription certificate, must be received by June , 1998 at one of the addresses set forth above prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will deposit all stock purchase checks received by it prior to the final due date into a segregated interest bearing account (which interest will accrue to the benefit of the Company). A PAYMENT BY THIS METHOD MUST BE IN UNITED STATES DOLLARS BY MONEY ORDER OR CHECK DRAWN ON A BANK LOCATED IN THE UNITED STATES, MUST BE PAYABLE TO JAYARK CORPORATION, AND MUST ACCOMPANY AN EXECUTED SUBSCRIPTION CERTIFICATE FOR SUCH SUBSCRIPTION CERTIFICATE TO BE ACCEPTED. ALTERNATIVELY, PAYMENT MAY BE MADE BY ASSIGNMENT TO THE COMPANY OF DEBT OF THE COMPANY HELD BY SUCH HOLDER OF THE SUBSCRIPTION CERTIFICATE IN A PRINCIPAL AMOUNT EQUAL TO THE SUBSCRIPTION PRICE.

         (2) Alternatively, a subscription will be accepted by the Company if, prior to 5:00 p.m., New York City time, on the Expiration Date, the Company has received a notice of guaranteed delivery by facsimile (telecopy) or otherwise from a bank or a trust company guaranteeing delivery of (i) payment of the full Subscription Price for the shares of Common Stock subscribed for on a Primary Subscription, and (ii) a properly completed and executed subscription certificate. The Company will not honor a notice of guaranteed delivery if a properly completed and executed subscription certificate and full payment for shares of Common Stock are not received by the Company by the close of business on the fifth business day after the Expiration Date (the "Confirmation Date") June ___, 1998.

         Within five business days following the Expiration Date, a confirmation will be sent by the Company to each stockholder (or, if the stockholder's shares of Common Stock are held by Cede or any other depository or nominee), showing
(i) the number of shares of Common Stock acquired on Primary Subscription; and
(ii) the Subscription Price and total price for the shares of Common Stock acquired. All payments by a stockholder must be in United States dollars by money order or check drawn on a bank located in the United States of America and payable to Jayark Corporation or by assignment to the Company of debt of the Company in a principal amount equal to the Subscription Price.

         Whichever of the methods described above is used, issuance and delivery of certificates for the shares of Common Stock purchased are subject to collection of checks and actual payment pursuant to any notice of guaranteed delivery.

         If a stockholder who subscribes shares of Common Stock on Primary Subscription does not make payment of any amounts due, the Company reserves the right to take any or all of the following actions: (i) allow the Koffman Group to subscribe for such subscribed and unpaid shares of Common Stock; (ii) apply any payment actually received by it toward the purchase of the greatest number of shares of Common Stock which could be acquired by such holder upon exercise of the Rights; and/or (iii) exercise any and all other rights or remedies to which it may be entitled.

Transferability of Rights

         The Rights are transferable, and it is possible that the Rights may be quoted over-the-counter on the "pink sheets" published by the National Quotation Bureau although there can be no assurance that trading will develop. Neither the Rights nor the underlying shares of Common Stock will be listed on a national securities exchange.

Delivery of Stock Certificates

         Stockholders whose shares of Common Stock are held of record by Cede or by any other depository or nominee on their behalf or on behalf of their broker-dealers will have their shares of Common Stock acquired on Primary Subscription credited to the account of Cede or such other depository or nominee. With respect to all other stockholders, stock certificates for all shares of Common Stock acquire on Primary Subscription will be mailed as soon as practicable after the Confirmation Date and after payment for the shares of Common Stock subscribed for has cleared, which clearance may take up to 15 days from the date of receipt of the payment.

Federal Income Tax Consequences

         Each stockholder should consult his or her tax advisor concerning the tax consequences to such stockholder, if any, of the Rights Offering.

Purchase of Shares by The Koffman Group

         The Koffman Group, which consists of the following David Koffman, Chairman of the Board of Directors and President of the Company, Richard Koffman, Milton Koffman, Jeffrey Koffman, Sara Koffman, Ruthanne Koffman, Elizabeth Koffman, Steven Koffman and two entities controlled by members of the Koffman family, has agreed with the Company that it will exercise in full its Rights to purchase Common Stock on Primary Subscription and will purchase any shares not purchased by other stockholders on Primary Subscription at the Subscription Price. The Koffman Group beneficially owns 4,898,245 million shares of Common Stock, and which represents approximately 53% of the Common Stock outstanding as of such date. If all other stockholders exercise in full their Rights on Primary Subscription, the Koffman Group will continue to own beneficially approximately 53% of the Common Stock outstanding immediately following consummation of the Rights Offering. In the event that no other stockholders exercise their Rights, the Koffman Group will beneficially own 23,340,643 shares of Common Stock (representing approximately 84% of the Common Stock outstanding immediately following consummation of the Rights Offering) after exercise in full of the Rights issued to it on Primary Subscription and after giving effect to the purchase by it of shares not subscribed for by other stockholders on Primary Subscription.

         The Koffman Group will not be obligated to purchase any shares of Common Stock pursuant to the Rights Offering under certain circumstances, including in the event of any material adverse change in the results of operations, financial conditions or prospects of the Company.

Purposes of the Company's Agreement with The Koffman Group

         As noted above, the Koffman Group has agreed with the Company that it will exercise in full the Rights issued to it on Primary Subscription at a price per share equal to the Subscription Price. In addition, The Koffman Group has agreed to purchase, at the Subscription Price, any shares of Common Stock not purchased by the other stockholders on Primary Subscription. The Company has entered into such agreement in order to ensure that the Rights Offering will be fully subscribed and result in gross proceeds, together with reduction in Company debt, of $1,884,240 to the Company.

Interpretation; Termination of Rights Offering

         All questions as to the validity, form, eligibility, including time of receipt, and acceptance of any subscription or request for division will be determined by the Company, in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Stock or Rights pursuant thereto could be deemed unlawful. The Company also reserves the right to waive any defect with regard to any particular subscription. The Company shall not be under any duty to give notification of any defect or irregularity in subscription, nor shall it occur any liability for failure to give such notification of any defect or such notification. Subscriptions will not be deemed to have been made until any such defect or irregularity has been cured or waived within such time as the Company shall determine. Subscriptions with defects or irregularities which have not been cured or waived will be returned by the Company to the appropriate holder of the Rights as soon as possible. See also "--State and Foreign Securities Laws."

         The Company further reserved the right to terminate the Rights Offering prior to acceptance of subscriptions by the Company; however, in the absence of a material adverse change in its business, financial condition or results of operations, the Company expects to consummate the Rights Offering. The Koffman Group will not be obligated, however, to purchase any shares of Common Stock pursuant to the Rights Offering under certain circumstances, including in the event of any material adverse change in the results of operations, financial condition or prospects of the Company. See "The Rights Offering -- Purchase of Shares by The Koffman Group."

Risk of Delivery; Delivery by Mail

         The risk of delivery of all documents and payments is on subscribers, not the Company. If the mail is used, it is recommended that insured, registered mail be used and that a sufficient number of days be allowed to ensure delivery to the Company before the Expiration Date. The Company will accept subscriptions delivered via U.S. Mail before 5:00 p.m., New York City time, on June ___, 1997 (one week after the Expiration Date), provided such subscriptions are postmarked on or before the Expiration Date. Thereafter, unexercised Rights will be void.

Dilutive Effects of Rights Offering

         To the extent a stockholder does not exercise its Rights, such stockholder's percentage equity interest in the Company and voting power immediately upon completion of the Rights Offering could be diluted by as much as 67% as a result of the 18,442,398 shares of Common Stock issuable in connection with the Rights Offering. Consequently, such stockholder's participation in any potential future increase in the value of the Company would be reduced. See " -- Purchase of Shares by The Koffman Group."

         Conversely, to the extent that a stockholder does exercise its Rights, the Subscription Price is greater than the net tangible book value per share of the Common Stock, which was $(.36) at January 31, 1998. Assuming all of the shares offered hereby are purchased on Primary Subscription, there will be an immediate dilution from the Subscription Price paid by purchasers to the pro forma net tangible book value per share of the Common Stock immediately following consummation of the Rights Offering in an amount of $.16.

         The following table illustrates this per share dilution:


           Subscription Price.................................................................  $.10

                  Net tangible book value per share
                    prior to the Rights Offering,
                    as of January 31, 1998.....................................................($.36)

                  Increase in net tangible book value
                    per share attributable to the
                    Rights Offering...........................................................  $.30

         Pro forma net tangible book value per
                  share as of January 31, 1998.................................................($.06)

         Dilution to purchaser of
                  Common Stock in the
                  Rights Offering.............................................................  $.16



State and Foreign Securities Laws

         The Company will not offer, sell or issue any of the Rights or the Common Stock in any jurisdiction where it is unlawful to do so or whose laws, rules, regulations or orders would require the Company, in its sole discretion, to incur costs, obligations or time delays disproportionate to the net proceeds to be realized by the Company from such offers, sales or issuances. The Rights may not be exercised by any person, and neither this Prospectus nor any subscription certificate shall constitute an offer to sell or a solicitation of an offer to purchase any shares of Common Stock, in any jurisdiction in which such transactions would be unlawful. No action has been taken in any jurisdiction outside the United States to permit offers and sales of the Rights of Common Stock. Consequently, the Company may reject subscriptions pursuant to the exercise of Rights by any holder of Rights outside the United States, and the Company may also reject subscriptions from holders in jurisdictions within the United States if it should later determine that it may not lawfully issue shares to such holders, even if it could by qualifying the shares for sale or by taking other actions in such jurisdictions, or that the costs, obligations or time delays related thereto are disproportionate to the net proceeds to be realized therefrom.

No Revocation

         Once a holder of Rights has exercised the subscription privilege, such exercise may not be revoked.

                                 USE OF PROCEEDS

         The net proceeds of $1,790,000 to the Company from the sale of the Common Stock offered hereby will be used to retire $1,790,000 of note payable and subordinated notes, including accrued interest, with related parties.


                                 DIVIDEND POLICY

         The Company has paid no cash dividends on its Common Stock, and there is no assurance that the Company will achieve sufficient earnings to pay cash dividends on its Common Stock in the future. The Company intends to retain any earnings for use in its business, and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

                           PRICE RANGE OF COMMON STOCK

         Effective July 10, 1997, the Company's Common Stock was delisted due to the Company's non-compliance with the NASDAQ's minimum capital and surplus requirement. Bid quotations for the Company's Common Stock may be obtained from the "pink sheets" published by the National Quotation Bureau, and the Common Stock is traded in the over-the-counter market. The following table presents the quarterly high and low bid quotations during the last two fiscal years. These quotations reflected the inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.


                                                     Common Stock Trade Price as of:
                                        1998               1997                1996
                                    High     Low       High     Low        High      Low
First Quarter                       0.31     0.19      0.56     0.19       2.56      0.81
Second Quarter                      0.19     0.19      0.41     0.13       1.06      1.00
Third Quarter                       0.19     0.19      0.50     0.19       0.91      0.56
Fourth Quarter                                         0.50     0.25       0.69      0.44


                                 CAPITALIZATION


         The following tables sets forth the consolidated capitalization of the Company at January 31, 1998, and as adjusted to reflect: (i) the sale of the Common Stock offered by the Company and (ii) the application of the estimated net proceeds therefrom as described under "Use of Proceeds."


                                                               As of January 31, 1998
                                                                                        Pro Forma as
                                                       Actual          Pro Forma        Adjusted(1)
                                                                    (in thousands)

Long-term Debt                                         $3,400           $3,400           $1,769
Stockholders' equity (deficit)(2)
  Common Stock of $0.01 par value. Authorized
  30,000,000 shares and 9,221,197 issued and
  outstanding, 27,633,595 share issued and
  outstanding pro forma.                                2,766              276              276
Additional Paid-in-Capital                              8,066           12,346           12,346
Accumulated Deficit                                   (13,888)         (13,888)         (13,888)
  Total Stockholders' Deficit                          (3,056)          (1,266)          (1,266)
     Total Capitalization                                $344           $2,134             $503



(1) The "Pro Forma as Adjusted" reflects the repayment of note payable and subordinated notes, including accrued interest, with related parties.

(2) Adjusted to reflect Amendment to Certificate of Incorporation filed on June __, 1998 increasing authorized common stock to 30,000,000 shares and decreasing par value to $0.01 per share.

                                    DILUTION


         The net tangible book value of the Company at January 31, 1998 was $(3,329,948), or ($.36) per share of Common Stock. "Net tangible book value per share" represents the amount of tangible assets less total liabilities and divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 18,442,398 shares of Common Stock offered hereby (after deduction of the estimated offering expenses), the pro forma net tangible book value of the Company at January 31, 1998 would have been (1,539,948) or (.06) per share of Common Stock. This represents an immediate increase in net tangible book value of $.30 per share to current stockholders and an immediate dilution of $.16 per share to new stockholders purchasing shares of Common Stock in this offering. The following table illustrates this dilution on a per share basis:


Subscription Price..............................................................................     $.10
                                                                                                  ---------

Net tangible book value per share prior to this offering........................................     (.36)
                                                                                                  ---------

Increase in net tangible book value per share attributable to
this offering...................................................................................      .30
                                                                                                  ---------

Pro forma net tangible book value after giving effect to this
offering........................................................................................     (.06)
                                                                                                  ---------
Dilution to new purchasers of Common Stock in this offering.....................................     $.16
                                                                                                  =========


                      SELECTED CONSOLIDATED FINANCIAL DATA


                                     Nine Months Ended
                                        January 31,                                 Year Ended April 30,
                                        1998     1997             1997       1996         1995         1994        1993
                                   -----------------------     ---------------------------------------------------------------------
Results of Operations:                  (all amounts in thousands except number of shares and per share data)


Net Revenues                         $9,958     $9,159         $12,638      $11,856     $11,631       $9,594      $8,739
Earnings (Losses) from
 Continuing Operations                 ($54)      ($83)           ($96)       ($116)       $181         $62       $1,179
Earnings (Losses) from
 Discontinuing Operations                --    ($1,492)        ($5,963)     ($7,069)       $592        $990      ($2,948)
Net Earnings (Losses)                  ($54)   ($1,576)        ($6,059)     ($7,185)       $773      $1,052      ($1,769)
Basic Earnings (loss) per
 Per Share from
 Continuing Operations               ($0.01)    ($0.01)         ($0.01)      ($0.01)      $0.03        $0.01       $0.18
Basic Earnings (loss) per
 Per Share from
 Discontinuing Operations             $0.00     ($0.18)         ($0.68)      ($0.90)      $0.09       $0.15       ($0.44)
Average Shares Outstanding        9,221,197  8,390,681       8,802,528    7,833,990   6,867,083   6,682,344    6,704,848


Balance Sheet Information


Total Assets                         $1,930     $2,754          $2,754       $8,327     $18,058     $10,419       $9,426
Long Term Obligations                 3,400      3,407           3,403        1,914       1,543       1,812        2,117
Working Capital (Deficit)               (13)    (3,001)             (7)        (233)      2,067       1,331        1,916
Stockholders' Equity (Deficit)       (3,056)     1,010          (3,002)       2,586       8,614      11,543       11,236


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         Certain statements contained in the discussion below, including, without limitation, statements containing the words "believes," "expects," and words of similar import, constitute "forward-looking" statements within the meaning of the Private Securities Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the effects of future events on the Company's financial performance; the risk that the Company may not be able to finance its planned growth; risks related to the retail industry in which the Company competes, including potential adverse impact of external factors such as inflation, consumer confidence, unemployment rates and consumer tastes and preferences; and the risk of potential increase in market interest rates from current rates. Given these uncertainties, current and prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                         COMPARISON OF NINE MONTHS ENDED
                     JANUARY 31, 1998 WITH JANUARY 31, 1997

Net Revenues

         Consolidated Revenues of $9,958,000 for the nine months ended January 31, 1998 increased $799,000 or 8.7%, as compared to the same period in 1997. The increase is the result of a $824,000 increase in direct sales, which was offset by a $25,000 decrease in contract and rental sales.

Cost of Revenues

         Consolidated Cost of Revenues of $8,424,000 increased $769,000 or 10.0% in 1998, as compared to the same period last year. The increase reflects a $766,000 increase in direct sale costs and a $12,000 increase in contract and rental sale costs, which was offset by a $9,000 increase in purchase discounts.


Gross Margin

         Consolidated Gross Margin of $1,534,000 was 15.4% of revenues, as compared to $1,503,000 or 16.4% for the same period last year. AVES gross margin percentage decreased as a result of a 5.5% decrease in direct sale margin, and a 8.5% decrease in contract and rental sale margin.

         The direct sale gross margin for the period ended January 31, 1998 decreased to 11.8% from 12.3% in 1997 due to competitive pressures in the market. The contract and rental sale gross margin for the period ended January 31, 1998 decreased to 49.0% from 57.5% in 1996 due to competitive pressures in the market and a change in product mix.


Selling, General and Administrative Expenses

         Consolidated Expenses of $1,277,000 decreased $214,000, or 14.4%, as compared to the same period last year. Corporate decreased travel and entertainment by $25,000, professional fees by $124,000, and insurance by $48,000 as a result of the Company's overall cost reduction program. AVES decreased building repairs and maintenance by $4,000, depreciation expenses by $6,000 and other miscellaneous expenses by $7,000.

Interest Expense

         Consolidated Interest Expense of $311,000 increased $186,000, or 148.3%. Interest increased primarily as a result of an increase in borrowing.

Other Income

         Consolidated Other Income of $0 decreased $30,000 from the same period last year. The decrease is a result of 1997 gains on the disposal of fixed assets and other miscellaneous income.

Loss From Continuing Operations

         Consolidated Loss from Continuing Operations of $54,000 decreased $29,000, or 34.8%. This $29,000 improvement is comprised of a $214,000 decrease in Selling, General, and Administrative expenses, and a $31,000 increase in gross margin which was offset by a $186,000 increase in interest expense and a $30,000 decrease in other income.

(Loss) From Discontinued Operations

         Consolidated (Loss) from Discontinued Operations reflects losses incurred by the discontinued operation of Rosalco, Inc., a wholly owned subsidiary of Jayark. The ($1,493,000) decrease in 1998 is a result of the operations of Rosalco, Inc. as a discontinued operation.

Net Income (Loss)

         Consolidated Net (Loss) of ($54,000) as compared to a net loss of ($1,576,000) during the same period last year occurred primarily as a result of the write off of the assets of Rosalco, Inc.

Liquidity and Capital Resources

         At January 31, 1998, consolidated open lines of credit available to the Company for borrowing, were $1,150,000 as compared to $750,000 at April 30, 1997. It is the opinion of the Company's management that operating expenses, as well as obligations coming due during the next fiscal year, will be met primarily by cash flow generated from operations and from available borrowing levels.

         Working capital amounted to a deficit of $12,987 at January 31, 1998, compared to a deficit of $7,003 at April 30, 1997. The decrease is principally due to the operating loss generated in the current year.

         Net cash provided by operating activities was $607,000 in 1998, compared $909,000 net cash provided in 1997. The change was due the increase in accounts receivable, and accrued salaries. However, this was offset by decreases in the net assets of discontinued operations, deferred income tax expense, inventories, accounts payable and other liabilities.

         Net cash used in investing activities was $31,000 in 1998, compared to $74,000 in 1997.

         Net cash used in financing activities was $407,000 in 1998, compared to $832,000 net cash used in 1997. The change was principally due to the repayment of subordinated debentures in 1997.


                 COMPARISON OF FISCAL YEAR ENDED APRIL 30, 1997
                      WITH FISCAL YEAR ENDED APRIL 30, 1996

                                     GENERAL

         For the fiscal year ended April 30, 1997, the Company recognized a consolidated net loss after tax of $6,059,000. AVES Audiovisual Systems, Inc. ("AVES") recognized net income of $551,000 as a result of its operations. AVES Audiovisual Systems, Inc. ("AVES") incurred a slight increase in Cost of Revenues and experienced a decrease in SG&A spending for fiscal 1997. Jayark Corporate recognized a net loss of $6,610,000. Losses from Corporate operations were $647,000. Losses associated with the Discontinued operations of Rosalco were $5,963,000 including the writeoff of the Deferred Tax asset recorded in prior years of $350,000.

Revenues

         Consolidated Revenues of $12,638,000 increased $782,000 or 6.6% from fiscal 1996. The increase is the result of a $1,105,000 increase in direct sales and a slight increase in rental sales from 1996. However, these increases were offset primarily by decreases in contract sales ($323,000). The increased sales are primarily a result of the increased emphasis on direct sales rather than contract sales.


Cost of Revenues

         Consolidated Cost of revenues of $10,592,000 increased $822,000 or 8.4% from the prior fiscal year. The increase reflects the higher costs associated with direct sales rather than those incurred on contract sales. Total gross margin decreased an aggregate of 1.9% from the prior fiscal year due to decreases in margin related to the transition to direct sales,, which have a lower margin with higher volume.


Selling, General and Administrative Expense

         Consolidated Selling, General Administrative Expenses of $2,000,000 decreased $110,000 or 5.2% as compared to the prior reporting year. AVES decreased depreciation expense by $38,000 due to the disposal of assets at the end of fiscal 1996. The Corporate office decreased insurance expenses $50,000 due to savings on premiums and $22,000 in payroll expense.


Interest Expense

         Consolidated Interest Expense of $222,000 increased $61,000 or 37.9%. The increase was due to increased borrowing levels during fiscal 1997.


Other Income

         The Company incurred consolidated Other Income of $79,000 as a result of gains on the disposal of fixed assets and other miscellaneous income.


Pre tax loss from Continuing Operations

         Consolidated Pre tax Loss from Continuing Operations is $96,000 as compared to a prior year's net loss of $116,000. This is primarily a result of lower spending associated with Selling, General, and Administrative expenses and other miscellaneous income.


Net Loss on Discontinued Operations

         Consolidated Net Loss from Discontinued Operations is $5,963,000, which represented losses from the discontinued Rosalco operation of $3,462,000, the establishment of accruals in the amount of $300,000 for expenses and guarantees related to the closing, the write off of an intercompany receivable and other assets of $476,000, and the write off of the remaining net assets of Rosalco of $1,725,000.

                 COMPARISON OF FISCAL YEAR ENDED APRIL 30, 1996
                      WITH FISCAL YEAR ENDED APRIL 30, 1995

Revenues

         Consolidated Revenues of $11,856,000 increased $225,000 or 1.9% from fiscal 1995. AVES increased its revenues, by continued emphasis an increasing direct sales as opposed to rental revenues, thus resulting in increased unit sales at a lower gross profit margin as compared to rental gross profit.

Cost of Revenues

         Consolidated Cost of Revenues of $9,770,000 increased $260,000 or 2.7% from the prior fiscal year. The increase in AVES' cost of revenues reflects the increase in sales revenue.


Selling, General and Administrative Expense

         Consolidated Selling, General and Administrative Expenses of $2,109,000 decreased $36,000 or 1.7% as compared to the prior reporting year primarily due to a decrease in payroll and related benefit costs incurred by AVES.


Interest Expense

         Consolidated Interest Expense increased $161,000 primarily due to the increase in the amount of short term borrowings, resulting from increased inventory levels due to the decrease in sales, and increased cost of borrowings.


Loss On Abandonment of Investment

         The Company incurred a consolidated Loss on Investment of $4,363,000. The loss was incurred as a result of Corporate abandoning its investment and writing off its advances in certain assets and a business acquired in June, 1995. This expense was mainly comprised of writing off investment costs and wind down costs such as payroll expenses and other accruals which were necessary for proper liquidation.


Loss on Discontinuing Operations

         Loss on Discontinued Operations reflects the losses incurred by the discontinued Rosalco operation. The increase in losses of Rosalco in 1996 indicates the effect of a soft retail market, change in product mix, slower deliveries from overseas suppliers and credit restraints from suppliers.

Net Income

         Consolidated Net Loss of $7,185,000 as compared to income of $773,000 decreased $7,958,000 s a result of reduced revenues, writeoffs of investments, discontinued operations, and increased operating expenses.

                         LIQUIDITY AND CAPITAL RESOURCES

         At April 30, 1997, consolidated open lines of credit available to the Company for borrowing, were $7,500,000 as compared to $1,336,025 at April 30, 1996. It is the opinion of the Company's management that operating expenses, as well as obligations coming due during the next fiscal year, will be met primarily by cash flow generated from operations and from available borrowing levels.


Working Capital

         Working capital was a deficit of $7,003 at April 30, 1997, compared to working capital deficit of $233,256 at April 30, 1996. the decrease in working capital is largely due to the operating loss incurred in the current year and the provisions for future expenses incurred in connection with the discontinuation of Rosalco.

         Net cash used by operating activities was $1,071.762 in 1997 resulting primarily from the losses from both continuing and discontinued operations.

         Cash flows used during the year ended April 30, 1997 for investing activities was $83,556 as a result of capital expenditures by continuing AVES division.

         Cash provided by financing activities of $871,531 arose from the proceeds of additional financing of $2,001,083 offset by repayments of $1,129,552.

         The financing arrangement in effect at April 30, 1996 was revised April 1997 to reflect the renewal and extension of the maturity dates of lines of credit to April 1997, to approve the repayment schedule of the Company's subordinated convertible debentures, to reflect the payoff of the terms loans, and to make available a total of $10,000,000 maximum in revolving lines of credit for Rosalco, with interest charged at prime plus 1.75%. In June 1997, the Company entered into an agreement with the State Street Bank extending the maturity date of the line of credit for Rosalco to August 31, 1997. As collateral, Rosalco deposited $100,000 into a cash collateral account held at State Street Bank. As of August 31, 1997, State Street Bank did not renew the loan agreement with Rosalco, thereby forcing the company to close its operations in Jeffersonville. The assets of Rosalco were secured as part of the loan agreement, and a receiver has since been appointed to liquidated the assets of Rosalco. As part of the loan agreement, Jayark guaranteed $200,000 to State Street Bank.

         In March 1997, AVES established a line of credit with BSB Bank & Trust, Binghamton, New York, in the amount of $1,250,000. The interest rate is 9.75% annually. There are no financial covenants associated with the line of credit. As of April 30, 1997, AVES has $500,000 outstanding.

         On March 12, 1997, in connection with the State Street Bank financing described above and the establishing of the BSB Bank & Trust line of credit described above, the Company issued stock warrants totaling 4,166,667 to A-V Texas Holding, LLC, an affiliate of the Company. The warrants allow the holder to purchase 4,166,667 shares of the Companies common stock at par value of $.30. The effectiveness of the warrants is subject to an increase in the available authorized shares of the Company. The warrants expire February 1, 2007.

         The Company had no material commitments for capital expenditures as of April 30, 1997.


Impact of Inflation

         Management of the Company believes that inflation has not significantly impacted either net sales or net earnings during the year ended April 30, 1997. The Company has generally been able to pass along price increases from its manufacturers.


Effect of new Accounting Pronouncements

         In June 1997, the FASB issued two new disclosure standards. Results of operations and financial position will be unaffected by implementation of these new standards.

         SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.

         SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in financial statements. It also establishes standards for disclosures regarding products and services, geographic areas and major customers.

         Both of these new standards are effective for financial statements for periods beginning after December 15, 1997, and require comparative information for earlier years to be restated. Management does not expect these two standards to have a significant impact on future financial statement disclosures.

                                    BUSINESS

General

         Jayark Corporation ("Jayark" or "the Company") conducts its operations through AVES Audiovisual Systems, Inc. ("AVES"), a wholly owned subsidiary.

         AVES distributes for resale, as well as rents, a broad range of audiovisual, video and communications equipment and supplies. Its customer base includes schools, industry and hotels. The warehousing, sales and administrative operations of AVES are located in Houston, Texas.

         The Company was originally incorporated in New York in 1958. In 1991, the Company changed its state of incorporation to Delaware.


Discontinued Operations

         As a result of continues losses due to a soft retail market, low margins, competitive pressures, and price reductions, the Company had been looking for methods to sell or otherwise dispose of the operations of Rosalco Inc., ("Rosalco") a wholly owned subsidiary of Jayark. Rosalco had been in the business of the distribution of more than 300 different products, including occasional furniture, brass beds, custom jewelry cases and accessories, most of which are imported from outside the continental United States. Rosalco also developed special designs for several customers. Rosalco was headquartered in Jeffersonville, Indiana. All efforts to sell Rosalco were unsuccessful, and it was officially closed on October 22, 1997. The assets of Rosalco were secured as part of its borrowing agreement. Shortly after the closing, a receiver was assigned to liquidate the secured assets of Rosalco to satisfy the loan principal. The financial statements have been restated to reflect Rosalco's operations for all periods as discontinued operations. In fiscal 1997, Jayark incurred a $5,963,000 loss on Discontinued Operations, which includes $3,462,000 loss from operations for the year ended April 30, 1997, the establishment of accruals in the amount of $300,000 for expenses and guarantees related to the closing, the write off of an intercompany receivable and other assets of $476,000, and the write off of the remaining net assets of Rosalco of $1,725,000.

Abandonment of Investment

         In June 1995, a wholly-owned subsidiary of the Company, LCL International Traders, Inc. ("LCL"), acquired certain of the assets and assumed certain of the liabilities of a group of companies engaged in the importation and distribution of seasonal and promotional merchandise.

         During the fiscal year ended April 30, 1996, the Company experienced significant problems with the acquisition, including, among other things, rapid and significant deterioration of the acquired operations, as well as increasing difficulty in financing the operations associated with the acquired assets. As the fiscal year progressed the Company found the continued operation of LCL to be untenable.

         Finally, in the third quarter of the fiscal year ended April 30, 1996, the Company abandoned its investment in, and wrote off its advances, to LCL. As a result, the Company incurred a pre-tax charge of approximately $4,7000,000 in the fiscal year ended April 30. 1996, which has been charged as a loss on investment. LCL subsequently filed under Chapter 11 of the Bankruptcy Code. On August 1, 1996, after winding down its operations and liquidating its assets, the Chapter 11 proceeding was dismissed on the ground that all of he Debtor's assets have been liquidated.

         During August 1995, the Company, LCL and Rosalco, entered into a Reimbursement Agreement with: i) Ben Arnold Company, a corporation beneficially owned by several members of the Burton I. Koffman and Richard E. Koffman families (including David L. Koffman, who is the President and a director of the Company) and Karen Cohen, the wife of Arthur C. Cohen, a director of the Company, who disclaims any beneficial interest in Ben Arnold Company, ii) Ruthanne Koffman (the mother of David L. Koffman and the wife of Burton I. Koffman(, iii) Whitehorn Associates, a New York Corporation, and iv) Joel Margolin (the Vice President of LCL) pursuant to which each of Rosalco, Ben Arnold Company, Ruthanne Koffman, Whitehorn Associates, and Joel Margolin agreed to provide to the CIT Group Commercial Services, Inc. ("CIT"), the primary lender to LCL, irrevocable standby letters of credit and cash in the aggregate amount of $1,700,000 to serve as additional collateral against which CIT would lend additional working capital to LCL pursuant to CIT's lending arrangements with LCL. Each of Rosalco and Joel Margolin provided $500,000 in cash and letters of credit, each of Ruthanne Koffman and the Ben Arnold Company provided $250,000 in irrevocable standby letter of credit.

         In consideration for providing the additional collateral, the parties were to receive a total of 282,400 shares of Common Stock of the Company in proportion to the amount of additional collateral initially provided by them, as follows: Joel Margolin was issued 117,600 shares; each of Ruthanne Koffman and the Ben Arnold Company were issued 58,800 shares; and Whitehorn Associates was issued 47,200 shares. All the above share were issued in fiscal 1997.

         The arrangement with CIT for the additional financing secured by the additional collateral expired on February 28, 1996. In connection with the terms of the agreement, subsequent to that date, to the extent that CIT applied additional collateral to LCL' obligations to CIT, LCL would reimburse the parties for the collateral so applied by CIT, such reimbursement to be made in the ordinary course of businesses. Alternatively, the parties could at any time after February 28, 1996 receive shares of the Company's Common Stock as reimbursement for the collateral applied by CIT to LCL's obligations by CIT. Each party would receive that number of shares that had a value equal to the amount of such party's collateral that was applied by CIT; for purposes of the agreement, the Company's Common Stock were deemed to have a value of $1.25 per share.

         In July 1996, CIT notified the parties that CIT was applying the additional collateral to LCL's obligations. As a result of the application of the collateral by CIT in October 1996, the parties received the following shares of the Company's Common Stock: Joel Margolin was issued 400,000 shares; each of Ruthanne Koffman and the Ben Arnold Company were issued 200,000 shares; and Whitehorn Associates was issued 160,000 shares.

                          DESCRIPTION OF AVES' BUSINESS


Products

         AVES distributes and rents a broad range of audio video and communications equipment and supplies. Among the items distributed are movie, filmstrip and slide projectors; projection screens and lamps; video cameras and systems; laser videodisc, video projection, TV monitors and receivers; video systems; public address systems, microphones and headsets; tape recorders, record players, cassette recorders, and related accessories and supplies. Some of the items sold (such as blank audio cassettes, headsets and cassette recorders, duplicating equipment and supplies, laminating film and equipment for document projection) are either assembled by AVES itself or purchased from private label and other sole source suppliers and distributed under the "AVES" and "LAMCO" names. AVES also distributes the products of brand name manufacturers such as RCA-TM-, GE-TM-, Mitsubishi, Elmo, Panasonic, Ikegami, Videotek, Hitachi, Pioneer, Dynatech, Leitch, Tektronix, Avid, Quasar, Telex Corporation, Kodak, Dukane, Sharp, Sony, 3M Brand, Luxor and miscellaneous other brand names. Brand name and "house" brand products account for approximately 97% and 3% of AVES sales, respectively. The Company also offers repair services, audio visual consulting & design, engineering, installation and servicing of audiovisual systems to businesses, hospitals and hotels.


Raw Materials

         The sources and availability of raw materials are not significant for an understanding of AVES' business since competitive products are obtainable from alternative suppliers. AVES carries an inventory of merchandise for resale and for rental operations that is adequate to meet the rapid delivery requirements (frequently same day shipments) of its distribution business.


Patents

         There are no patents, trademarks, licenses, franchises or concessions that are material to aves business.


Sales

         AVES currently distributes and rents its products in the United States, primarily by means of catalogs, telephone orders and a field sales force. Sales of AVES are not seasonal, except that sales to schools typically are higher from April through July than at other times during the year.




Customers

         Approximately 70% of the AVES revenues in fiscal 1997 were from sales to schools and other educational institutions. The remaining 30% came from the rental of AVES systems primarily to hotels (approximately 3%), and sales to business and industry (approximately 27%). In fiscal 1996, 70.2% of AVES revenues were from sales to schools and other educational institutions. The remaining 29.8% came from the rental of AVES revenues were from sales to schools and other educational institutions. The remaining 29.8 came from the rental of AVES systems primarily to hotels (approximately 3.8%), and sales to business and industry (approximately 26%). In fiscal 1995, 69.5% of AVES revenues were from sales to schools and other educational institutions. The remaining 30.5% came from the rental of AVES systems primarily to hotels (approximately 6.3%), and sales to business and industry (approximately 24.2%).


Backlog

         The amount of unfilled sales orders of AVES at April 30, 1998, was $904,000 as compared to $758,320 at April 30, 1997. The amount of unfilled sales orders is a meaningful measure of AVES' operations.


Competition

         The Company believes that AVES is one of the most diversified national audio visual purveyors in the United States, given the different types of services and products offered by the subsidiary. AVES' principal means of competition are its aggressive pricing, technical expertise, quick delivery and the broad range of product lines available through its distribution channels.


Employees

         At April 1, 1998, AVES had 24 employees.

Recent Developments

         The Company is currently negotiating with a company that manufactures, sells and rents durable medical equipment to hospitals, nursing homes and individuals. Under the proposed transaction, the Company, through a newly formed, wholly owned subsidiary, would purchase certain medical equipment and rent the equipment to hospitals, nursing homes and individuals for a specified period of time through the Company's distribution network.

         The proposed transaction would require Jayark to invest approximately $150,000 of its presently available working capital and obtain approximately $400,000 of additional working capital funding to purchase the medical equipment. Upon the expiration of the contract period, which is expected to be approximately five years, Jayark will have the option to sell the equipment back to the manufacturer.

         If the transaction is consummated and the equipment is successfully rented, the rental income and cash flow could have a material affect on the operating results of the Company. There can be no assurances that the Company will be successful in consummating the financial or purchasing and renting the medical equipment.

                                   MANAGEMENT

         Set forth below is a list of the directors, executive officers and key employees of the Company and their respective ages as of April 1, 1998, and, as to directors, the expiration date of their current term of office:

                                CURRENT DIRECTORS


     Name                  Age     Term Expires       Position Presently Held                     Director Since

David L. Koffman           38        2000             Chairman, President, Chief                       1983
                                                      Executive Officer and Director

Frank Rabinovitz           55        2000             Executive Vice President, Chief                  1989
                                                      Operating Officer, Director and
                                                      President of AVES

Lawrence J. Schorr         43        1999             Vice Chairman and Director                       1996

Robert C. Nolt             49        N/A              Chief Financial Officer                           N/A

Arthur G. Cohen            68        1999              Director                                        1990



David L. Koffman was elected President and Chief Executive Officer of the Company in December 1988. Prior to that time, he served as Director and Vice President of the Company for over seven years.

Frank Rabinovitz was elected Executive Vice President, Chief Operating Officer and Director of the Company in 1989. In addition, he is the President of the Company's audiovisual subsidiary and has served in this capacity for more than seven years, as well as in various other executive and management capacities since 1980.

Lawrence J. Schorr is Vice Chairman and Director of the Company. In addition, Mr. Schorr is Chairman and Chief Executive Officer of Binghamton Industries, Inc., a company controlled by the principal shareholders of the Company. Prior to joining the Company, Mr. Schorr was President and Chief Executive Officer of RRT-Recycle America, Inc. for over seven years. Previously, Mr. Schorr was an attorney and partner in the law firm of Levene, Gouldin & Thompson in Binghamton, NY.

Robert C. Nolt is Chief Financial Officer of the Company. In addition, Mr. nolt is Chief Financial Officer in Binghamton Industries, Inc., a company controlled by the principal shareholders of the Company. Prior to joining the Company, Mr. Nolt was Vice President of Finance of RRT-Recycle America, Inc. Mr. Nolt is a Certified Public Accountant with over 25 years of experience in the Accounting field and has served in a number of executive positions. Before joining RRT in 1993, Mr. Nolt was Chief Financial Officer for the Vestal, NY based Ozalid Corporation.

Arthur G. Cohen has been a real estate developer and investor for more than six years. Mr. Cohen is a Director of Apparel America, Inc., Baldwin, and Arlen, Inc. Burton I. Koffman and Richard E. Koffman are parties to an agreement with Arthur G. Cohen pursuant to which they have agreed to vote their shares in favor of the election of Mr. Cohen to the Board of Directors of the Company.


Information Concerning Operations for the Board of Directors

         The Executive Committee of the Board of Directors consists of Mr. David
L. Koffman (Chair) and Mr. Frank Rabinovitz. The function of the Executive Committee is to exercise the powers of the Board of Directors to the extent permitted by Delaware law. As a rule, the Executive Committee meets to take action with respect to matters requiring Board of Directors approval and which cannot await a regular meeting of the Board or the calling of a special meeting. Under Delaware law and the Company's By-laws, both the Board and Executive Committee can act by unanimous written consent to all members.

         The Stock Option Committee of the Board of Directors was created to administer the Company's 1981 Incentive Stock Option Plan, as amended, pursuant to resolution adopted November 24, 1981, giving it authority to exercise powers of the Board with respect to the Plan. The Stock Option Committee consists of Mr. Frank Rabinovitz.

         The Audit Committee of the Board of Directors was created in 1991 to administer and coordinate the activities and results of the annual audit of the Company by independent accountants and to comply with NASDAQ listing requirements. The Audit committee is comprised of Mr. Lawrence Schorr (Chair).

         The Compensation Committee of the Board of Directors was created in 1993 to administer and review compensation structure, policy and levels of the Company. The Compensation Committee is composed of Mr.
David Koffman.


                             EXECUTIVE COMPENSATION

         Set forth in the following table is certain information relating to the approximate remuneration paid by the Company during the last three fiscal years to each of the most highly compensated executive officers whose total compensation exceeded $100,000.

         SUMMARY COMPENSATION TABLE (1,2)


                                                                              Annual Compensation
                                                              Year          Salary          Bonus
         David L. Koffman                                     1997         $162,000            0
         Chairman, President and Chief                        1996          162,000            0
         Executive Officer                                    1995          162,000         45,000




         Frank Rabinovitz                                     1997         $162,000        $50,000
         Director, Executive Vice President,                  1996          162,000         50,000
         Chief Operating Officer, President of AVES           1995          162,000         50,000



(1) Does not include that value of non-cash compensation to the named individuals, which did not exceed the lesser of $50,000 or, 10% of such individuals' total annual salary and bonus. The Company provides a vehicle to each of the named executives for use in connection with Company business but does not believe the value of said vehicles and other non-cash compensation, if any, exceeds the lesser of $50,000 or 10% of the individual's total annual salary and bonus.

(2) The Company has entered into Split Dollar Insurance Agreements with Messrs. David L. Koffman and Frank Rabinovitz, pursuant to which the Company has obtained insurance policies on their lives in the approximate amount of $1,054,000 and $497,700, respectively. The premium is paid by the Company. Upon the death of the individual, the beneficiary named by the individual is entitled to receive the benefits under the policy. The approximate amounts paid by the Company during the fiscal year ended April 30, 1997 for this insurance coverage were $36,507, $25,406, respectively. Such Amounts are not included in the above table.

         The following table sets forth-certain information relating to the value of stock options at April 30, 1997:



                           Number of Unexercised Options          Value of Unexercised in-the-
                               at Fiscal Year End                 Money Options at Fiscal Year End
Name                   Exercisable           Unexercisable        Exercisable             Unexercisable
Frank Rabinovitz       100,000                0                   $28,125                 0



- Based on the $0.2813 per share closing bid price of the common stock on the NASDAQ Stock Exchange on April 30, 1997.


         Effective November 24, 1981 and approved at the annual stockholders meeting in 1982, the 1981 Incentive Stock Option Plan (ISOP) was adopted. An amendment to the ISOP was adopted on December 11, 1989. this amendment increased the number of incentive stock options that can be granted from 150,000 shares to 600,000 shares. The ISOP provides for the granting to key employees and officers of incentive stock options, as defined under current tax laws. The stock options are exercisable at a price equal to or greater than the market value on the date of the grant. No stock options were granted during the fiscal year ended April 30, 1997.

         Effective September 15, 1994 and approved at the annual stockholders meeting in 1994, the 1994 NonEmployee Director Stock Option Plan (the "Director Plan") was adopted and 200,000 shares of the

Company's common stock reserved for issuance under the Direct Plan. the Director Plan provided for the automatic grant of nontransferable options to purchase common stock to nonemployee directors of the Company; on the date immediately preceding the date of each annual meeting of stockholder in which an election of directors is concluded, each nonemployee then in office will receive options exercisable for 5,000 share (or a pro rata share of the total number of shares still available under the Director Plan). No option may be granted under the Director Plan after the date of the 1998 Annual Meeting of Stockholders.

         Options issued pursuant to the Director Plan are exercisable at an exercise price equal to not less than 100% of the fair market value (as defined in the Director Plan) of shares of common stock on the day immediately preceding the date of the grant. Options are vested and fully exercisable as of the date of the grant. Options are vested and fully exercisable as of the date of the grant. Unexercised options expire on the earlier of (i) the date that is ten years from the date of which they were granted, (ii) the date which is three calendar months from the date of the termination of the optionee's directorship for any reason other than death or disability (as defined in the Director Plan), or (iii) one year from the date of the optionee's disability or death while serving as a director.

         The Director Plan became effective immediately following the 1994 Annual Meeting of Shareholders. Each nonemployee director in office on the date immediately preceding the date of each year's annual meeting will receive options exercisable for 5,000 shares of common stock.

         During fiscal year ended April 30, 1997, no director option were granted to nonemployee directors.

         Report of the Compensation committee of the Board of Directors on Executive Compensation.

         Except pursuant to its ISOP and the Director Plan and except for key employees in its discontinued Rosalco subsidiary, the Company does not have any formal annual incentive program, cash or otherwise, nor does it make annual grants of stock options. Cash bonuses and stock options, including bonuses and options paid to executive officers, have generally been awarded based upon individual performance, business unit performance and corporate performance, in terms of cash flow, growth and net income as well as meeting budgetary, strategic and business plan goals.

         The Company is committed to providing a compensation program that helps attract and retain the best people for the business. The Company endeavors to achieve symmetry of compensation paid to a particular employee or executive and the compensation paid to other employees or executive both inside the Company and at comparable companies.

         The remuneration package of the Chief Executive Officer includes a percentage bonus based on the Company's profitable performance.

         Compensation Committee

         David L. Koffman

                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth as of April 1, 1998, the holdings of the Company's Common Stock by those persons owning of record, or known by the Company to own beneficially, more than 5% of the Common Stock, the holdings by each director or nominee, the holdings by certain executive officers and by all of the executive officers and directors of the Company as a group.

                             PRINCIPAL STOCKHOLDERS


                                                      Amount and Nature of                                  % of
Name and Address of Beneficial Owner                  Beneficial Ownership            Note(1)               Class
David L. Koffman
300 Plaza Drive, Vestal, NY 13850                         1,446,727                      2                  15.7%
Burton I. Koffman
300 Plaza Drive, Vestal, NY 13850                           703,500                    3,4,5                 7.6%
Richard E. Koffman
300 Plaza Drive, Vestal, NY 13850                           278,500                     4,6                  3.0%
Joel Margolin
6116 Skyline Drive, Houston, TX 77057                       517,600                                          5.6%
Ben Arnold Company
700 Gervais Street, Columbia, SC 29201                      795,189                                          8.6%
Commerzbank AG
31 Charter Road, Hong Kong                                1,000,000                                         10.8%
Frank Rabinovitz
6116 Skyline Drive, Houston, TX 77057                        46,000                       7                  1.5%
All Directors & Executive Officers as a Group             1,492,727                2,3,4,5,6,7,8            16.2%


1. All shares are owned directly by the individual named, except as set forth herein. Includes actual shares beneficially owned and Employee and Director Stock Options exercisable within 60 days. Burton I. Koffman is the Nephew of Milton Koffman. Burton I. Koffman and Richard
         E. Koffman are brothers. David L. Koffman is the son of Burton I. Koffman. Elizabeth is the daughter of Burton I. Koffman.

2. Excludes $720,587.79 principal amount of the Company's 12% Convertible Subordinated Debenture, due December 1999, which are convertible into 480,392 shares of Common Stock at a price of $1.50 per share. Excludes 4,166,667 shares of Common Stock subject to a warrant further described under Item 13, Certain Relationships and Certain Transactions. David Koffman may be said to have a beneficial interest in these warrants.

3. Excludes 37,000 shares owned by a charitable foundation of which Burton I. Koffman is President and Trustee.

4.       Includes 537,000 shares owned as tenants in common by brothers Richard
         E. Koffman and Burton I. Koffman.

5.       Excludes 665,962 shares owned by the spouse of Burton I. Koffman.

6.       Excludes 180,000 shares owned by the spouse of Richard E. Koffman.

7. Excludes $49,096.99 principal amount of the Company's 12% Convertible Subordinated Debentures, due December 1999, which are convertible into 32,731 shares of Common Stock at a price of $1.50 per share.

8.       Excludes 656,364 shares owned by a spouse of Arthur Cohen


Certain Relationships and Related Transactions

         During August 1995, the Company, and Rosalco, Inc. entered into a Reimbursement Agreement with: i) Ben Arnold Company, a corporation beneficially owned by several members of the Burton I. Koffman and Richard E. Koffman families (including David L. Koffman, who is the president and a director of the Company) then Karen Cohen, the wife of Arthur C. Cohen, a director of the Company, who disclaims any beneficial interest in Ben Arnold Company, ii) Ruthanne Koffman (the mother of David L. Koffman and the wife of Burton I. Koffman), iii) Whitehorn Associates, a New York Corporation, and iv) Joel Margolin pursuant to which each of Rosalco, Ben Arnold Company, Ruthanne Koffman, Whitehorn Associates, and Joel Margolin (the then Vice President of
LCL) pursuant to which each of Rosalco, Ben Arnold Company, Ruthanne Koffman, Whitehorn Associates, and Joel Margolin agreed to provide to the CIT Group/Commercial Services, Inc. ("CIT"), the primary lender to LCL, irrevocable standby letters of credit and cash in the aggregate amount of $1,700,000 to serve as additional collateral against which CIT would lend additional working capital to LCL pursuant to CIT's lending arrangements with LCL. Each of Rosalco and Joel Margolin Provided $500,000 in cash and letter of credit, each of Ruthanne Koffman and the Ben Arnold

Company provided $250,000 in irrevocable standby letters of credit, and Whitehorn Associates provided a $200,000 irrevocable standby letter of credit.

         In consideration for providing the additional collateral, the parties were to receive a total of 282,400 shares of Common Stock of the Company in proportion to the amount of additional collateral initially provided by then, as follows: Joel Margolin was issued 117,600 shares; each of Ruthanne Koffman and the Ben Arnold Company were issued 58,800 shares; and Whitehorn Associates was issued 47,200 shares. All the above shares were issued in fiscal 1997.

         On March 12, 1997, in connection with the State Street Bank financing and the establishing of the BSB Bank & Trust line of credit described under the working capital section above, the Company issued stock warrants totaling 4,166,667 to A-V Texas Holding, LLC, an affiliate of the Company of which David Koffman is a principal shareholder. The warrants allows the holder to purchase 4,166,667 shares of the Companies common stock at $.30. The effectiveness of the warrants is subject to an increase in the available authorized shares of the Company. The warrants expire on February 1, 2007.

         The arrangement with CIT for the additional financing secured by the additional collateral expired on February 28, 1996. In terms of the agreement, subsequent to that date, to the extent that CIT applied additional collateral to LCL's obligations to CIT, LCL would reimburse the parties for the collateral so applied by CIT, such reimbursement to be made in the ordinary course of business. Alternatively, the parties could at any time after February 28, 1996 receive shares of the Company's Common Stock as reimbursement for the collateral applied by CIT to LCL's obligations to CIT. Each party would receive that number of shares that had a value equal to the amount to such party's collateral that was applied by CIT; for purposes of the agreement, the Company's Common Stock were deemed to have a value of $1.25 per share.

         In July 1996, CIT notified the parties that CIT was applying the additional collateral to LCL's obligations. AS a result of the application of the collateral by CIT in October 1996, the parties received the following shares of the Company's Common Stock: Joel Margolin was issued 400,000 shares; each of Ruthanne Koffman and the Ben Arnold Company were issued 200,000 shares; and Whitehorn Associates was issued 160,000 shares.

         In September 1996, certain related parties advanced an additional $500,000 to the Company, which was applied to Rosalco's outstanding line of credit. The related party advances now totaling $1,000,000 are payable on demand and interest is paid monthly at prime plus 21/2%.

                          DESCRIPTION OF CAPITAL STOCK


         The Company's Amended Certificate of Incorporation authorizes the Company to issue up to 30,000,000 share of Common Stock, $.01 par value per share and 5,000,000 shares of Preferred Stock, $0.01 par value per share.

Common Stock

         The holders of Common Stock will be entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors.

         Cumulative voting for the election of directors is not permitted, enabling holders of a majority of the outstanding Common Stock to elect all members of the class of directors whose terms are then expiring. Any director, or the entire Board of Director, may be removed by the stockholders at any time, with or without cause, by the affirmative vote for the election of directors.

         The holders of Common Stock will have no preemptive rights to purchase shares of stock of the Company. Shares of Common Stock will not be subject to any redemption provisions and will not be Convertible into any other securities of the Company.

         The holders of the Common Stock will be entitled to such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefore. Holders of Common Stock will be entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities.

Statutory Business Combination Provision

         The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person because an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes and interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person who is (i) the owner of 15% or more of the outstanding voting stock of the corporation; or (ii) an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

         A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or By-laws by action of its stockholders to exempt itself from coverage, provided that such bylaw or certificate of incorporation amendment shall not become effective until 12 months after the date it is adopted. The Company has not adopted such an amendment to its Amended and Restated Certificate of Incorporation or By-laws.

                                  LEGAL MATTERS

         The validity of the Common Stock to be issued upon exercise of the Rights will be passed upon by Shustak Jalil & Heller, New York, New York, counsel for the Company.


                                     EXPERTS

         The financial statements on pages F-1 through F-21 included in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

         The Financial Statements relating to the fiscal years ended
April 30, 1995 and 1994 and the results of operations and their cash flows for each of the years in the three year period ended April 30, 1995 are included in reliance upon the report of KPMG Peat Marwick LLP upon the authority of said firm as experts in auditing and accounting.


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information worth the Securities and Exchange Commission (the "Commission"). The Registration Statement, including the exhibits and schedules thereto, as well as such reports and other information filed by the Company with the Commission, may be inspected without charge, and copied at the public reference facilities maintained by the Commission at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located as Seven World Trade Center, Suite 1300, New York, New York, 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and from its public reference facilities located in New York, New York and Chicago, Illinois, at prescribed rates. The Commission also maintains a website at: http:\www.sec/gov.

         The Company has filed with the Commission a registration statement on Form S-1 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, exhibits and schedules. Statements contained in the Prospectus as to the contents made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                       JAYARK CORPORATION AND SUBSIDIARIES


         Index                                                                                 Page


Consolidated Financial Statements:

Report of Independent Certified Public Accountants                                               F-2

Report of Independent Certified Public Accountants                                               F-3

Balance Sheets - January 31, 1998 (unaudited), April 30, 1997 and 1996                           F-4

Statements of Operations - For the years ended April 30, 1997, 1996 and 1995
  and the nine months ended January 31, 1998 and 1997 (unaudited)                                F-5

Statements of Cash Flows - For the years ended April 30, 1997, 1996 and 1995
  and the nine months ended January 31, 1998 and 1997 (unaudited)                                F-6

Statements of Stockholders' Equity - For the years ended April 30, 1997, 1996
and 1995 and the nine months ended January 31, 1998 (unaudited)                                  F-7

Notes to Consolidated Financial Statements                                                    F-8 - F-21


Report of Independent Certified Public Accountants

The Shareholders and Directors
Jayark Corporation

We have audited the accompanying consolidated balance sheets of Jayark Corporation and Subsidiaries as of April 30, 1997 and 1996 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conduct our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jayark Corporation and Subsidiaries as of April 30, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

We also audited the adjustments relating to the discontinued operations described in Note 16 that were applied to restate the April 30, 1995 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

BDO Seidman, LLP

New York, New York

July 15, 1997, except for Note 16 for which the date is November 14, 1997

Independent Auditors' Report

The Board of Directors
Jayark Corporation

We have audited the 1995 consolidated financial statements of Jayark Corporation and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of Jayark Corporation and subsidiaries' operations and their cash flows for the year ended April 30, 1995, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Houston, Texas

August 9, 1995

                       Jayark Corporation And Subsidiaries
                           Consolidated Balance Sheets


Assets                                                                       Unaudited       Audited             Audited
                                                                           --------------------------------------------------------
                                                                               1/31/97       04/30/97            4/30/96
                                                                           --------------------------------------------------------
Current Assets
     Cash and Cash Equivalents                                                 $236,232       $67,140            $350,926
     Accounts Receivable-Trade, Less Allowance For Doubtful Accounts            913,698     1,838,585           1,686,759
        of $37,231 in January 1998, $42,000 in 1997 and $59,000 in 1996
     Other Accounts Receivable                                                    5,277         2,277              53,167
     Federal and State Income Taxes Refundable                                      -             -               695,501
     Inventories                                                                379,888       412,846             504,555
     Deferred Federal Income Taxes                                                  -             -               295,798
     Other Current Assets                                                        37,922        20,572               7,887
                                                                           --------------------------------------------------------
Total Current Assets                                                          1,573,017     2,341,420           3,594,593

Non Current Assets
     Property & Equipment, Less Accumulated Depreciation and Amortization        83,039       122,550             100,602
     Excess of Cost Over Net Assets of Businesses Acquired, Less Accum          274,082       290,102             311,462
        Amortization of $458,355 in January 1998, $442,335 in 1997
        and $420,975 in 1996
     Net Assets of Discontinued Operations - Rosalco                               -             -              4,268,849
     Deferred Income Taxes                                                         -             -                 51,851
                                                                           --------------------------------------------------------
Total Non-Current Assets                                                       357,121        412,652            4,732,764
                                                                           --------------------------------------------------------
                                                                           --------------------------------------------------------
Total Assets                                                                $1,930,138     $2,754,072           $8,327,357
                                                                           --------------------------------------------------------
                                                                           --------------------------------------------------------
Liabilities
Current Liabilities
     Notes Payable & Lines of Credit                                          $107,821             $500,000           $1,600,915
     Current Maturities of Long Term Debt                                          -                  7,394               28,189
     Accounts Payable                                                          590,476              905,407              585,058
     Accrued Salaries and Deferred Compensation                                199,370              106,531              183,905
     Accrual Related to Loss on Discontinued Operations - Rosalco              111,606              305,000                  -
     Accrual Related to LCL Investment                                         113,068              164,579              982,624
     Other Current Liabilities                                                 463,663              359,512              447,158
                                                                           --------------------------------------------------------
Total Current Liabilities                                                    1,586,004            2,348,423            3,827,849

Non Current Liabilities
     Long Term Debt, Excluding Current Maturities                                  -                  7,207               13,967
     Notes Payable to Related Parties                                        2,000,000            2,000,000                    -
     Subordinated Debentures                                                 1,400,000            1,400,000            1,400,000
     Other Long Term Liabilities, Related to LCL Investment                        -                    -                500,000
                                                                           --------------------------------------------------------
Total Non Current Liabilities                                                3,400,000            3,407,207            1,913,967
                                                                           --------------------------------------------------------
Total Liabilities                                                            4,986,004            5,755,630            5,741,816

Commitments

Stockholders' Equity
     Common Stock of $.30 Par Value.  Authorized 10,000,000 Shares;          2,766,359            2,766,359             2,393,639
        Issued 9,221,197 Shares in January 1997 and 9,221,197 Shares
        in April 1997
     Additional Paid-In Capital                                              8,066,122            8,066,122             7,966,730
     Deficit                                                               (13,888,347)         (13,834,039)           (7,774,828)
                                                                           --------------------------------------------------------
Total Stockholders' Equity                                                  (3,055,866)          (3,001,558)            2,585,541
                                                                           --------------------------------------------------------
                                                                           --------------------------------------------------------
Total Liabilities & Stockholders' Equity                                    $1,930,138           $2,754,072            $8,327,357
                                                                           --------------------------------------------------------
                                                                           --------------------------------------------------------


           See accompanying notes to consolidated financial statements

                       Jayark Corporation And Subsidiaries
                      Consolidated Statements of Operations


                                                             Nine Months Ended January 31,                Years Ended April 30,
                                                             Unaudited       Unaudited
                                                           -----------------------------  -----------------------------------------
                                                                1998           1997            1997          1996         1995
                                                           -----------------------------  -----------------------------------------
Continuing Operations:
Net Revenues                                                 $9,957,922      $9,158,844    $12,638,072   $11,856,148   $11,631,370

Costs & Expenses
     Cost of Revenues                                         8,424,280       7,655,418     10,591,857     9,769,969     9,510,291
     Selling, General and Administrative                      1,277,378       1,491,813      1,999,570     2,109,182     2,145,535
     Interest                                                   310,572         125,065        221,566       160,687             -
     Other Income                                                     -         (30,181)       (78,549)       (5,300)     (302,630)
                                                           -----------------------------  -----------------------------------------
Total Costs & Expenses                                       10,012,230       9,242,115     12,734,444    12,034,538    11,353,196

Pre Tax Earnings (losses) From Continuing Operations            (54,308)        (83,271)       (96,372)     (178,390)      278,174

Provision for Income Taxes (Benefit from)                             -               -              -       (62,000)       97,360
                                                           -----------------------------  -----------------------------------------
Income (loss) from Continuing Operations                        (54,308)        (83,271)       (96,372)     (116,390)      180,814

Income (loss) On Abandonment of Investment, net of tax
     benefit of $365,173 in 1996                                      -               -              -    (4,363,263)            -
Income (loss) from Discontinued Operations, net of
     Taxes of $350,000 in 1997, ($156,503) in 1996, and
     $368,778 respectively in 1995                                    -      (1,492,958)    (3,462,109)   (2,705,594)      592,479
Loss on disposition of subsidiary                                     -               -     (2,500,730)            -             -
                                                           -----------------------------  -----------------------------------------

Net Income (loss)                                               (54,308)     (1,576,229)    (6,059,211)   (7,185,247)      773,293
                                                           -----------------------------  -----------------------------------------
                                                           -----------------------------  -----------------------------------------

Basic Earnings (Loss) per Common Share:
     Continuing Operations                                        (0.01)          (0.01)         (0.01)        (0.01)         0.03
     Discontinued Operations                                          -           (0.18)         (0.68)        (0.90)         0.09
                                                           -----------------------------  -----------------------------------------
     Net Income (loss)                                            (0.01)          (0.19)         (0.69)        (0.91)         0.12
                                                           -----------------------------  -----------------------------------------
                                                           -----------------------------  -----------------------------------------

Diluted Earnings (Loss) per Common Share:
     Continuing Operations                                        (0.01)          (0.01)         (0.01)        (0.01)        (0.02)

     Discontinued Operations                                          -           (0.18)         (0.68)        (0.90)        (0.07)
                                                           -----------------------------  -----------------------------------------
                                                           -----------------------------  -----------------------------------------
     Net Income (loss)                                            (0.01)          (0.19)         (0.69)        (0.91)        (0.09)
                                                           -----------------------------  -----------------------------------------
                                                           -----------------------------  -----------------------------------------

Weighted Average Common Shares:
     Basic                                                    9,221,197       8,390,681      8,802,528     7,833,990     6,867,083
                                                           -----------------------------  -----------------------------------------
                                                           -----------------------------  -----------------------------------------
     Diluted                                                  9,221,197       8,390,681      8,802,528     7,833,990     7,965,438
                                                           -----------------------------  -----------------------------------------
                                                           -----------------------------  -----------------------------------------



           See accompanying notes to consolidated financial statements

                       Jayark Corporation And Subsidiaries
                      Consolidated Statements of Cash Flows



                                                                                     Nine Months Ended January 31,
                                                                                    Unaudited          Unaudited
                                                                                --------------------------------------
                                                                                       1998               1997
                                                                                --------------------------------------
Cash Flows From Operating Activities:
    Net Income (loss)                                                               ($54,308)       ($1,576,229)

Adjustments to Reconcile Earnings (Loss) to Cash From Operating Activities:
    Stock Issued in Connection with Abandoned Investment                                   -                  -
    Depreciation and Amortization of Property and Equipment                           39,571             48,144
    Amortization of Excess of Cost Over Net Assets of Businesses Acquired             16,020             16,020
    Discontinued Division - PP&E                                                           -          1,173,854
    Net Assets of Discontinued Operations - written off                                    -                  -
    (Gain) Loss on Disposition of Assets                                              31,197            (11,065)
Change In Assets and Liabilities Net of Effects From Acquisition of Subs:
    (Increase) Decrease in Deferred Federal Income Tax Expense (Benefit)                   -            243,186
    (Increase) Decrease in Accounts Receivable Net                                   921,887            274,473
    (Increase) Decrease in Federal & State Income Taxes Refundable                         -            695,501
    (Increase) Decrease in Inventories                                                32,959            128,015
    (Increase) Decrease in Other Current Assets                                      (17,349)            37,945
    Increase (Decrease) in Accounts Payable                                         (314,931)            21,451
    Increase (Decrease) in Federal & State Income Taxes Payable                            -                  -
    Increase (Decrease) in Accrued Salaries and Deferred Compensation                 92,839            (83,483)
    Increase (Decrease) in Commissions Payable                                             -                  -
    Increase (Decrease) in Accrual for Discontinued Operations - Rosalco                   -                  -
    Increase (Decrease) in Other Liabilities                                        (140,756)          (526,345)
                                                                                --------------------------------
          Net Cash Provided By (Used In) Operating Activities                        607,129            441,467

Cash Flows From Investing Activities:

    Capital Expenditures for Property and Equipment                                  (31,257)           (74,467)
    Proceeds from Sale of Property and Equipment                                           -                  -
                                                                                --------------------------------
          Net Cash Provided By (Used In) Investing Activities                        (31,257)           (74,467)

Cash Flows From Financing Activities:
    Payments of Long Term Debt                                                       (14,601)           (26,383)
    Proceeds From Issuance of Notes Payable                                                -                  -
    Principal Payments on Notes Payable                                             (392,179)          (338,000)
    Purchase (Repayment) of Subordinated Debentures                                        -                  -
    Purchase of Treasury Stock                                                             -                  -
                                                                                --------------------------------
          Net Cash Provided By (Used In) Financing Activities                       (406,780)          (364,383)

          Net Increase (Decrease) in Cash and Cash Equivalents                       169,092              2,617
Cash & Cash Equivalents at Beginning of Year                                         $67,140            350,926
Cash & Cash Equivalents relative to discontinued operations                                -                  -
                                                                                --------------------------------

Cash & Cash Equivalents at End of Year                                              $236,232           $353,543
                                                                                --------------------------------
                                                                                --------------------------------
Supplemental Disclosures of Cash Flow Information:
    Cash Paid For:
       Interest                                                                     $111,239           $157,218
                                                                                --------------------------------
                                                                                --------------------------------
       Income Taxes                                                                        -                  -
                                                                                --------------------------------
                                                                                --------------------------------
    Non-Cash Transactions:
       Common Stock Issued in Connection With LCL Investment                               -            472,112
                                                                                --------------------------------
                                                                                --------------------------------




                                                                                               Years Ended April 30,
                                                                               -----------------------------------------------------
                                                                                 1997              1996                     1995
                                                                              ------------------------------------------------------
Cash Flows From Operating Activities:
    Net Income (loss)                                                             ($6,059,211)      ($7,185,247)           773,293

Adjustments to Reconcile Earnings (Loss) to Cash From Operating Activities:
    Stock Issued in Connection with Abandoned Investment                                    -          1,156,250                 -
    Depreciation and Amortization of Property and Equipment                             40,089           273,378           254,894
    Amortization of Excess of Cost Over Net Assets of Businesses Acquired               21,360            21,360            21,361
    Discontinued Division - PP&E                                                             -                 -           672,870
    Net Assets of Discontinued Operations - written off                              4,268,849                 -            48,522
    (Gain) Loss on Disposition of Assets                                                21,516                 -            56,956
Change In Assets and Liabilities Net of Effects From Acquisition of Subs:
    (Increase) Decrease in Deferred Federal Income Tax Expense (Benefit)               350,000                 -           277,284
    (Increase) Decrease in Accounts Receivable Net                                    (105,667)         (787,431)         (790,865)
    (Increase) Decrease in Federal & State Income Taxes Refundable                     695,501          (645,951)          (49,550)
    (Increase) Decrease in Inventories                                                  91,709          (121,087)       (1,914,513)
    (Increase) Decrease in Other Current Assets                                        (12,685)           74,440          (200,293)
    Increase (Decrease) in Accounts Payable                                            320,349           831,184          (422,263)
    Increase (Decrease) in Federal & State Income Taxes Payable                              -                 -          (166,128)
    Increase (Decrease) in Accrued Salaries and Deferred Compensation                  (77,374)          (15,142)         (305,059)
    Increase (Decrease) in Commissions Payable                                               -            85,572            63,607
    Increase (Decrease) in Accrual for Discontinued Operations - Rosalco               305,000                 -                 -
    Increase (Decrease) in Other Liabilities                                          (931,198)        1,784,881          (291,836)
                                                                                 --------------------------------------------------
          Net Cash Provided By (Used In) Operating Activities                       (1,071,762)       (4,527,793)       (1,971,720)

Cash Flows From Investing Activities:
    Capital Expenditures for Property and Equipment                                    (83,556)          (66,042)         (249,225)
    Proceeds from Sale of Property and Equipment                                             -                 -           162,334
                                                                                 --------------------------------------------------
          Net Cash Provided By (Used In) Investing Activities                          (83,556)          (66,042)           (86,891)

Cash Flows From Financing Activities:
    Payments of Long Term Debt                                                         (27,555)          (33,188)          (127,678)
    Proceeds From Issuance of Notes Payable                                          2,001,084         4,084,000         3,108,582
    Principal Payments on Notes Payable                                             (1,101,997)                -                 -
    Purchase (Repayment) of Subordinated Debentures                                          -          (100,000)         (300,000)
    Purchase of Treasury Stock                                                               -                 -          (222,668)
                                                                                 --------------------------------------------------
          Net Cash Provided By (Used In) Financing Activities                          871,532         3,950,812         2,458,236

          Net Increase (Decrease) in Cash and Cash Equivalents                        (283,786)         (643,023)          399,625
Cash & Cash Equivalents at Beginning of Year                                           350,926         1,176,700           777,075
Cash & Cash Equivalents relative to discontinued operations                                  -          (182,751)                -
                                                                                ---------------------------------------------------
Cash & Cash Equivalents at End of Year                                                 $67,140          $350,926        $1,176,700
                                                                                ---------------------------------------------------
                                                                                ---------------------------------------------------
Supplemental Disclosures of Cash Flow Information:
    Cash Paid For:
       Interest                                                                       $171,862          $965,197          $893,124
                                                                                ---------------------------------------------------
                                                                                ---------------------------------------------------
       Income Taxes                                                                          -           167,000           389,094
                                                                                ---------------------------------------------------
    Non-Cash Transactions:                                                      ---------------------------------------------------
       Common Stock Issued in Connection With LCL Investment                           472,112         1,156,250                 -
                                                                                ---------------------------------------------------
                                                                                ---------------------------------------------------


           See accompanying notes to consolidated financial statements

                      JAYARK CORPORATION AND SUBSIDIARIES

           Consolidated Statements of Stockholders' Equity (Deficit)

         For the Nine Months Ended January 31, 1998 (unaudited) and
                   Years Ended April 30, 1997, 1996 and 1995

                                               Common Stock   Paid-In Capital     Deficit     Treasury Stock   Total Equity
                                               ------------   ---------------   ------------  --------------   ------------
Balance at April 30, 1994....................   $2,049,973      $6,691,207      $ (1,362,874)   $(160,154)     $  7,218,151
  Acq. of 319,200 shares of treasury stock...           --              --                --     (222,698)         (222,698)
  Issuance of 145,551 shares of stock........       43,666         419,273                --           --           462,939
  Retirement of treasury stock...............           --              --                --      382,842           382,842
  Net income.................................           --              --           773,293           --           773,293
                                               ------------   ---------------   ------------  --------------   ------------
Balance at April 30, 1995....................    2,093,639       7,110,480          (589,581)          --         8,614,537
  Issue of 1,000,000 shares of stock for
    LCL......................................      300,000         856,250                 0           --         1,156,250
  Net loss...................................           --              --        (7,185,246)          --        (7,185,246)
                                               ------------   ---------------   ------------  --------------   ------------
Balance at April 30, 1996....................   $2,393,639      $7,966,739      $ (7,774,828)          --      $  2,585,541
  Issue of 1,242,400 shares of stock for
    LCL......................................      372,720          99,392                (0)          --           472,112
  Net loss...................................           --              --        (6,059,211)          --        (6,059,211)
                                               ------------   ---------------   ------------  --------------   ------------
Balance at April 30, 1997....................   $2,766,359      $8,066,122      $(13,834,039)          --      $ (3,001,558)
  Net loss (unaudited).......................           --              --           (54,308)          --           (54,308)
                                               ------------   ---------------   ------------  --------------   ------------
Balance at January 31, 1998 (unaudited)......   $2,766,359      $8,066,122      $(13,888,347)   $       0      $ (3,055,866)
                                               ------------   ---------------   ------------  --------------   ------------
                                               ------------   ---------------   ------------  --------------   ------------

          See accompanying notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

(Information as of January 31, 1998 and for the nine months ended January 31, 1998 and 1997 is unaudited).

(1) Summary of Significant Accounting Policies


                           Principles of Consolidation

The consolidated financial statements include the accounts of Jayark Corporation and its wholly-owned subsidiaries (the "Company"). All material intercompany profits, transactions and balances have been eliminated.

Prior to April 30, 1997, a decision was made to discontinue the operations of Rosalco, Inc. ("Rosalco"), a wholly owned subsidiary of the Company. Rosalco was officially closed on October 22, 1997 and shortly thereafter a receiver was assigned to liquidate its secured assets. The accompanying financial statements have been adjusted retroactively to segregate and report separately the net assets and results of operations of Rosalco as a discontinued operation.


               Unaudited Interim Consolidated Financial Statements

The consolidated financial statements as of January 31, 1998 for the nine months ended January 31, 1998 and 1997 are unaudited, and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments consisting of normal recurring accruals necessary to present fairly the information set forth therein. Results for interim periods are not indicative of results to be expected for an entire year.


                                   Inventories

Inventories comprise finished goods are stated at the lower of cost (first in, first out method) or market.


              Property and Equipment, Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, ranging from approximately 3 to 20 years. On sale or retirement, the cost of assets sold or retired and related accumulated depreciation or amortization is eliminated from the accounts and any resulting gain or loss in included in operations. Maintenance and repairs are expensed as incurred; expenditures for major renewals and betterments are capitalized and amortized by charges to operations.

                                   Intangibles

The accounts of purchased companies are included in the consolidated financial statements from the dates of acquisition. The excess of cost over the fair value of net assets of businesses acquired is being amortized using the straight-line method over a 40-year period commencing with the dates of acquisition.


                               Revenue Recognition

Revenues are recorded when products are shipped. Allowances are recorded for estimated returns and losses.


                                  Income Taxes

The Company follows the assets and liability method required by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 in accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


                               Earnings Per Share

         In the third quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires the presentation of both basic and diluted earning per share on the face of the Statements of Operations and the restatement of all prior periods earnings per share amounts. Conversion of the subordinated debentures and assumed exercise of options are not included in the calculation of diluted earnings per share for the fiscal years ended April 30, 1996 and 1997 and the nine months ended January 31, 1997 and 1998 since the effect would be antidilutive. Accordingly, basic and diluted net loss per share do not differ for any period presented except fiscal 1995.

         The following table summarized securities that were outstanding as of April 30, 1997 and 1996 and January 31, 1998 and 1997 but not included in the calculation of diluted net loss per share because such shares are antidilutive.

Stock Options                                        242,500
Convertible Subordinated Debentures                  933,333

                        Changes in Financial Presentation

Certain reclassifications have been made in the 1995 and 1996 financial statements to conform to the presentation used in 1997.


                            Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.


                                Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


                                Long-Lived Assets

Long-lived assets, such as property, equipment, and good will are evaluated for impairment when events or changes in circumstances indicate that the carrying among of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to their fair value. This policy is in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of", which was adopted on May 1, 1996. No write-downs have been necessary through January 31, 1998, except for assets of the discontinued operation (Note 16).


                            Stock-Based Compensation

The Company uses the intrinsic value method for accounting for stock compensation plans, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which was adopted on May 1, 1996. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount of the employee must pay to acquire the stock.

                     Effect of New Accounting Pronouncements


In June 1997, the FASB issued two new disclosure standards. Results of operations and financial position will be unaffected by implementation of these new standards.

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in financial statements. It also established standards for disclosures regarding products and services, geographic areas and major customers.

Both of these new standards are effective for financial statements for periods beginning after December 15, 1997, and require comparative information for earlier years to be restated. Management does not expect these two standards to have a significant impact on future financial statements disclosures.

(1) Business

The Company's continuing operation, AVES Audio Visual Systems, Inc. ("AVES") is in the business of resale and renting of a broad range of audio visual, video and communication equipment and supplies to schools, industry, and hotels.

(3) Related Party Transactions

The Company has subordinated notes (Note 7) with related parties amounting to $795,712, with an annual interest rate of 12%. Interest expense relating to notes payable to certain related parties was $71,613 for the nine months ended January 31, 1998 and $167,258, $150,868, and $60,736 in the years ended April 30, 1997, 1996 and 1995, respectively.

The Company had long term notes payable to related parties amounting to $2,000,000 at January 31, 1998. The interest rate is Libor plus .95% on $1,000,000 and prime plus January 31, 1998. The maturity date of the notes have been extended to December 31, 1999. Interest expense relating to these notes for the nine months ended January 31, 1998 was $128,108 and $154,650 for the year ended April 30, 1997.

For the year ended April 30, 1996, the Company had $500,000 of short term notes payable to these related parties.

(4) Property and Equipment

Property and Equipment and summarized as follows:


                                                     January 31, 1998           April 30, 1997          April 30, 1996
                                                     ----------------           --------------          --------------
Machinery and Equipment                                       $90,475                  $59,144                 $59,268
Furniture and Fixtures                                         80,329                   80,329                  73,689
Leasehold Improvements                                         30,318                   37,290                  27,800
Automobiles and Trucks                                        200,580                  200,580                 214,423

Rental and Demonstration equipment                             32,402                   22,437                  87,400
                                                               ------                   ------                  ------
 Total property and equipment                                 440,104                  399,780                 466,581
Less accumulated depreciation and amortization                357,065                  277,230                 365,979
                                                              -------                  -------                 -------
 Net property and equipment                                   $83,039                 $122,550                $100,602
                                                              =======                 ========                ========


(5) Lines of Credit

On April 30, 1996, the Company had $1,100,915 outstanding on its Line of Credit with States Street Bank. The Company renegotiated the terms of the agreement. The new agreement provides for monthly interest at prime rate plus 1% to 1 3/4%. Subsequently, the line was paid off with proceeds from a $1,000,000 note to related parties and the remaining amount paid. In March 1997, AVES replaced the Line of Credit at State Street Bank with a line of credit with BSB Bank & Trust, Binghamton, New York. The Line of Credit permits AVES to borrow up to an aggregate amount of $1,250,000. The interest rate is 9.75% annually. The Line of Credit is secured by the AVES' accounts receivable and inventories. There are no financial covenants associated with the line of credit. At April 30, 1997, $500,000 was outstanding on the above Line of Credit and at January 31, 1998, the balance was $107,821.

In connection with the guarantee for the new line of credit AVES described above and the interim financing of the Rosalco discontinued operations by State Street Bank, the Company issued stock warrants totaling 4,166,667 to A- V Texas Holding, LLC, an affiliate of the Company. The warrants allows the holder to purchase of the Company's common stock at a par value of $.30. The effectiveness of the warrants is subject to an increase in the available authorized shares of the Company. The warrants were deemed to have a minimal fair value and no amount was recorded for them. The warrants expire on February 1, 2007.

At January 31, 1998, the Company had letter of credit outstanding amounting to $0. At April 30, 1997 and 1996, the Company had letters of credit outstanding amounting to $250,000 and $0 respectively.

(6) Long Term Debt

Long term debt is summarized as follows:

Description                        April 30, 1997       April 30, 1996
------------                       --------------       --------------
Notes payable to a bank with
interest rates ranging from
7 1/4% to 9%, maturity dates
ranging from December 1995 to
January 1999, collateralized
by vehicles.                       $14,601              $42,156

Total long term                     14,601               42,154
Less: Current maturities of
long term debt                       7,394               28,189

Long term debt, current
maturities                           7,207              $13,967


(7) Subordinated Debentures

On December 19, 1989, the Company issued $2,000,000 of 12% convertible subordinated debentures to affiliated of the Company due December 1995. The maturity date on these debentures has been extended until December 1999. Interest on the outstanding balance is paid semiannually on April 30 and October
31. The debentures may be converted into shares of the Company's stock at a price of $1.50 per share at any time prior to maturity. Prior to April 30, 1996, the Company had retired $600,000 of debentures. At April 30, 1997 and January 31, 1998, no additional debt was retired. At April 30, 1997, and January 31, 1998, 933,333 shares of the Company's common stock are reserved for this conversion. The debentures will automatically convert into shares of the Company stock for any period of thirty consecutive trading days was equal to or exceeded $2.25 per share.

(8) Income Taxes

Income tax expense (benefit) relating to Federal taxes consists of:

Year ended April 30,        Current        Deferred          Total
         1997                    $0        $350,000           $350,000
         1996             ($583,676)             $0          ($583,676)
         1995              $188,856        $277,283           $466,139



The tax benefit recorded in 1996 represents the taxes refundable due to the carryback of that year's loss.

At April 30, 1997, the Company had, for federal tax reporting purposes, net operating loss carryforwards of approximately $10,000,000, expiring in years through 2012.

The actual tax expense (benefit) differs from the "expected" tax expense (computed by applying the U.S. Corporate rate of 34%) in each of the 3 years ended April 30, 1997 primarily as a result of increased valuation allowances against potential deferred tax assets.

Deferred tax assets were $4,300,000 and $2,200,000 as of April 30, 1997 and 1996 respectively, arising primarily as a result of net operating losses. Valuation allowances of $4,300,000 and $1,850,000 as of April 30, 1997 and 1996,
respectively offset the deferred tax assets, resulting in net deferred tax assets of $0 and $350,000 as of April 30, 1997 and 1996 respectively.

(9) Leases

The Company has several operating leases that expire at various dated ranging through November 2000. Future minimum lease payments related to operating leases are detailed as follows:


         Year ending April 30,              Operating leases
         1998                                        $97,015
         1999                                         86,856
         2000                                         86,856
         2001                                         86,856
         Thereafter                                        0
         Total minimum lease payment                $357,583


Total rental expense for operating leases was approximately $96,6781, $95,959, and $95,959 for the years ended April 30, 1997, 1996, and 1995 respectively. For the nine months ended January 31, 1998 total rental expense for operating leases was $75,301.

(10) Stock Options

At April 30, 1997, the Company had two stock options plans which are described below. The Company applies APB Opinion 25 - "Accounting for Stock Issued to Employees", and related Interpretations in accounting for the plans. In terms of APB Opinion 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation of cost is recognized.

The Company's Incentive Stock Option had two stock options plans which are described below. The Company applies APB Opinion 25 - "Accounting for Stock issued to Employees", and related Interpretations in accounting for the plans. In terms of APB Opinion 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation cost is recognized.

The Company's Incentive Stock Option Plan ("ISOP"), as amended, allows for the granting of 600,000 shares of the Company's common stock. The ISOP provides for the granting to key employees and officers of incentive stock options, as defined, under current tax law. The stock options are exercisable at a price equal to or greater than the market value on the date of the grant.

Option activity under the ISOP is as follows:

                                                           Stock Option -ISOP

                                                              Exercise        Weighted
                                            Options           Price Range     Average
Outstanding April 30, 1994                  467,500          $.44-$1.05       $0.47
Granted                                         -
Exercised                                       -
Terminated/Expired                                                $0.44       $0.44
                                            (75,000)

Outstanding April 30, 1995                  392,500          $.44-$1.05        0.48
Granted                                         -
Exercised                                       -
Terminated/Expired                                                            $0.44
                                            (150,000)

Outstanding April 30, 1996                   242,500         $.44-$1.05       $0.50
Granted                                         -
Exercised                                       -
Terminated/Expired                              -

Outstanding April 30, 1997                    242,500        $.44-$1.05       $5.50
Granted                                         -
Exercised                                       -
Terminated/Expired                              -
Outstanding January 31, 1998                  242,500        $.44-$1.05       $0.50


                                                              Exercise          Weighted
Exercisable at year end:                    Options           Price Range       Average

April 30, 1995                              392,500           $.44-$1.05        $0.48
April 30, 1996                              242,500           $.44-$1.05        $0.50
April 30, 1997                              242,500           $.44-$1.05        $0.50
January 31, 1998-
Nine Month Ended                            242,500           $.44-$1.05        $0.50


Available for future grants:


April 30, 1995                        207,500
April 30, 1996                        357,500
April 30, 1997                        357,500
January 31, 1998                      357,500


The following summarizes information regarding stock options outstanding at January 31, 1998.

Range of Exercise prices:

Outstanding                                      $.044         $1.05
-----------
Options:

Number outstanding at January 31, 1998         217,500        25,000

Weighted average remaining
  Contractual life (years)                           1             1

Weighted average exercise price                  $.044         $1.05


Effective September 17, 1994 and approved at the annual stockholders' meeting in 1994, the 1994 Non-Employee Director Stock Option Plan (the "Director's Plan") was adopted and 200,000 shares of the Company's Plan provides for the automatic grant of nontransferable option to purchase common stock to nonemployee directors of the Company, on the date immediately proceeding the date of each annual meeting of stockholders in which an election of directors is concluded. Each nonemployee director then in office will receive options exercisable for 5,000 shares (or a pro rata share of the total number of shares still available under the Director's Plan). No option may be granted under the Director's Plan after the date of the 1998 annual meeting of stockholders.

Options issued pursuant to the Director's Plan are exercisable at an exercise price equal to not less than 100% of the fair market value (as defined in the Director's Plan) of shares of Common Stock on the day immediately proceeding the date of the grant. Options are vested and full exercisable as of the date of the grant. Unexercised options expire on the earlier of (i) the date that is ten years from the date on which they were granted, (ii) the date which is three calendar months from the date of the termination of the optionee's directorship for any reason other than death or disability (as defined in the Director's
Plan), or (iii) one year from the date of the optionee's disability or death while serving as a director.

Option activity under the Plan is as follows:

                               Stock Option - ISOP

                                            Exercise       Weighted     Options
                                   Options  Price Range    Average    Exercisable
Outstanding April 30, 1994          35,000   $   0.49      $    0.49     35,000
Granted                               --
Exercised                             --
Terminated/Expired                    --


Outstanding April 30, 1995          35,000   $   0.49      $    0.49     35,000
Granted                               --
Exercised                             --
Terminated/Expired                    --
                                   (10,000)

Outstanding April 30, 1996          25,000   $   0.49      $    0.49     25,000
Granted                               --
Exercised                             --
Terminated/Expired                    --

Outstanding April 30, 1997          25,000   $   0.49      $    0.49     25,000
Granted                               --
Exercised                             --
Terminated/Expired                    --
Outstanding January 31, 1998        25,000   $   0.49      $    0.49     25,000


Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock - Based Compensation", requires the Company to provide pro forma disclosure of net income (loss) and earnings (loss) per as if the optional fair value method had been applied to determine compensation costs for the Company's Stock option plans. Since no options were granted in the years ended April 30, 1997 and 1996, no pro forma disclosures are acquired.

(11) Major Customers

At January 31, 1998, April 30, 1997 and 1996, no customer's sales were greater than 10% of the Company's total sales. In 1995, sales to one customer represented 12% of total sales.

(12) Treasury Stock

Subsequent to the Company's announcement of its stock repurchase plan during the third quarter of fiscal

1994, the Company purchased 319,200 and 127,430 shares of the Company's common stock during the years ended April 30, 1995 and 1994, respectively.

During fiscal 1995, 720,581 shares of the Company's common stock, which was comprised of 575,030 treasury shares and 145,551 of newly issued shares were distributed as part of the consideration given in acquiring a certain sales commission agreement between the Company, the Company's discontinued Sportswear subsidiary and Stage II Apparel Corp., a New York corporation. The stock issued was then distributed by the Sportswear subsidiary to certain related parties and affiliates in partial settlement of certain promissory notes existing between the Sportswear subsidiary and the related parties and affiliates.

(13) Loss on Abandonment of Investment

On June 27, 1995, LCL International Traders, Inc. "LCL"), a wholly-owned subsidiary of Jayark, completed the acquisition of substantially all the assets and business of a group of affiliated companies engaged in the import and distribution of seasonal and promotional merchandise (the "Acquisition"). the sellers, located in Hong Kong and Central Islip, New York, operated under the trade names "Liberty Bell Christmas", "Ivy Mar", "Creative Home Products" and "Award Manufacturing". LCL acquired these trade names as part of the transaction.

The purchase price for the Acquisition comprised the following: issue of 1,000,000 common shares of Jayark to the sellers, cash paid by LCL of $3,000,000, a note payable by LCL to the sellers for $3,000,000, and the assumption of certain liabilities of the sellers. The Company advanced $1,000,000 to LCL, obtained a credit facility for the balance of the cash portion of the purchase price.

During August 1995, Jayark, LCL and Rosalco entered into a Reimbursement Agreement with certain related third parties to provide to The CIT Group/Commercial Services, Inc. ("CIT"), the primary lender to LCL, irrevocable standby letters of credit and cash in the aggregate amount of $1,700,000 to serve as additional collateral against which CIT would lend additional working capital to LCL pursuant to CIT's lending arrangements with LCL.

In consideration for providing the additional collateral, the guarantors were to receive shares of common stock of the Company in proportion to the amount of additional collateral initially provided by them. Excluding the shares attributable to Rosalco, the Company was obligated to issue a total of 282,400 shares of its common stock to the guarantors.

The arrangement with CIT for the additional financial secured by the additional collateral expired on February 28, 1996. The arrangement indicated that on that date, in the event that CIT had applied any of the additional collateral to LCL's obligations to CIT, LCL would reimburse the parties for the collateral so applied by CIT. Alternatively, the parties could at any time after February 28, 1996 receive shares of the Company's common stock as reimbursement for the collateral applied by CIT to LCL's obligations to CIT. Each party would receive that number of share that had a value equal to the amount of such party's collateral that is applied by CIT. Excluding the shares attributable to Rosalco, the Company is obligated to issue a total of 960,000 share of its common shares of its common stock to the guarantors.

In July 1996, CIT notified the parties that CIT was applying the additional collateral to LCL's obligations. As a result of the application of the collateral by CIT, the parties received the following shares of the Company's Common Stock: Joel Margolin received 400,000 shares; each of Ruthanne Koffman and the Ben Arnold Company received 200,000 shares; and Whitehorn Associates received 160,000 shares.

In fiscal 1997, the Company issued 1,242,400 shares of its common stock in connection with the above transactions, which were valued at $472,112.

During fiscal 1996, the Company abandoned the investment in LCL, which in turn filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code. Due to the nature of the investment and the short period of operation of LCL, the operations of LCL were not consolidated with the Company's operations. The Company provided for all realized and expected losses on the abandonment, summarized as follows:

      Value of shares issued                                     $1,156,250
      Cash paid                                                   1,000,000
      Provision for issuance of shares to guarantors
        (using the most recent quoted stock price)                  500,000
      Rosalco obligation under the reimbursement
        agreement                                                   500,000
      Anticipated costs of abandonment                            1,572,186
                                                                 ----------
        Total loss on abandonment                                $4,728,436
                                                                 ----------
                                                                 ----------

(14) Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and notes payable approximated fair value as of April 30, 1997 due to the short maturity of these items.
The fair value of the convertible debentures is not reasonably determinable.

(15) Fourth Quarter Adjustments

During the fourth quarter of fiscal 1996, the Company made the following significant adjustments to reported earnings:

         Increase in accounts receivable reserves              $  550,000
         Increase in inventory reserves                         1,195,534


During the fourth quarter of fiscal 1997, the Company recorded the effects of the discontinuance of Rosalco. See note 16.

(16) Discontinued Operations

As a result of continued losses due to a soft retail market, low margins, competitive pressures, and price reductions, the Company had been looking to sell or otherwise dispose of the operations of Rosalco. Rosalco had been in the business of the distribution of more than 300 different products, including occasional furniture, brass beds, custom jewelry cases and accessories, most of which are imported from outside the continental United States. Rosalco also developed special designs for several customers. Rosalco was headquartered in Jeffersonville, Indiana. All efforts to sell Rosalco were unsuccessful, and the company was officially closed on Wednesday, October 22, 1997. The assets of the company w ere secured as part of the borrowing agreement. Shortly after the closing, a receiver was assigned to liquidate the secured assets of the company to satisfy the loan principal. As a result, Jayark incurred a $5,963,000 loss on Discontinued operations, which includes $3,462,000 loss from operations for the year ended April 30, 1997, the establishment of accruals in the amount of $300,000 for expenses and guarantees related to the closing, the writeoff of an intercompany receivable and other assets of 4476,000, and the remaining net assets of Rosalco of $1,725,000.

The Rosalco business has been presented as a discontinued operation, and the consolidated balance sheets and statements of operations have been restated to conform with this presentations. Financial results of the Rosalco operation are as follows:

Operating Data:

                                                 Years Ended April 30,
                                          1997             1996             1995
Net Revenues                      $ 37,505,598     $ 32,149,279     $ 36,761,578
Costs and Expenses                  40,617,698       35,011,376       35,800,321
Income before Tax                   (3,112,109)      (2,862,097)         961,257
Provision for (Benefit
 From) Income Tax                       35,000         (156,503)         368,778
Net Income (Loss)                   (3,462,109)      (2,705,594)         592,479


Balance Sheet Data                                                 April 30,
                                                        1997                1996
Assets
Current Assets
 Cash                                            $   107,540         $   187,750
 Accounts Receivables                              3,859,808           4,343,130
 Other Receivables                                   294,713             425,277
 Inventory                                         4,703,319           8,149,822
 Deferred Tax                                           --                  --
 Other Current                                       272,702             295,549
                                                 -----------         -----------
Total Current Assets                               9,238,082          13,396,528


Non-Current
Assets
 PP&E, Net of
 Accumulated Depreciation                           541,248              680,665
 Intercompany                                      (414,435)                --
Total Non-Current Assets                            126,813              680,665
                                                -----------          -----------
Total Assets                                      9,364,895           14,077,193
                                                -----------          -----------


Liabilities
 Notes Payable & L.O.C                            5,685,405            8,018,009
 Current Portion of Long
 Term
 Debt
 Accounts Payable                                 1,576,777            1,245,145
 Accrued Liabilities                                117,040              278,596
 Taxes Payable                                                             9,712
 Other Current                                      260,291              256,871
                                                -----------          -----------
Total Liabilities                                 7,639,515            9,808,344


Net Assets                                      $ 1,725,380*         $ 4,268,849
                                                ===========          ===========




*Note-these net assets were written off at April 30, 1997

                                     PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

         The following table sets forth the expense to be borne by the Company in connection with the issuance and distribution of the securities being registered hereby. All figures are estimates except the SEC registration fee.

         SEC registration fee.................................     $ 510

         Accounting fees and expenses..........................       *

         Legal fees and expenses ..............................       *
         Blue sky fees and expenses
           (including legal fees)..............................       *

         Cost of printing ....................................        *

         Miscellaneous........................................        *
                                                                 ------
                  Total.......................................     $  *
                                                                 ------

         *To be furnished by amendment.


Item 14. Indemnification of Directors and Officers

         The Certificate of Incorporation of the Company shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto. In addition, the Certificate of Incorporation eliminates personal liability of the Company's directors to the fullest extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time.

         Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suite or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of any action or suite, and only with respect to a mater as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnify for such expenses despite such adjudication of liability.

         Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limited the liability for a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper prior to the date when such provision becomes effective.

Item 15.  Recent Sales of Unregistered Securities

NONE


Item 16. Exhibits.


3(1) Certificate of Incorporation of the Company. Incorporated herein by reference to the Company's Proxy Statement for its 1991 Annual Meeting of Shareholders, Exhibit B thereto.

3(2) Bylaws of the Company. Incorporated herein by reference to the Company's Proxy Statement for its 1991 Annual Meeting of Shareholders, Exhibit C thereto.

4(1) Specimen Certificate of Common Stock, par value $0.30 per share, incorporated herein by reference from Registration Statement on Form S-1, File Number 2-18743, Exhibit 4 thereto.

4(2) 12% Convertible Subordinated Debenture due 1994, incorporated herein by reference to the Report on Form 8-K filed January 4, 1990, Exhibit 28(a) thereto.

4(3) Registration rights agreement dated as of December 20, 1989, by and between the Company and Rosalco, Inc., incorporated herein by reference to the Report on Form 8-K filed January 4, 1990, Exhibit 28(c) thereto.

10(1)* 1981 Incentive Stock Option Plan, as amended as of December 15, 1989, incorporated herein by reference to the Annual Report on Form 10-K for the year ended April 30, 1990, Exhibit 10(1) thereto.

10(2) Notes and Loan and Security Agreements (Inventory & Accounts Receivable) each dated as of January 20, 1992, between Jayark Corporation, AVES Audio Visual Systems, Inc., Rosalco, Inc., Rosalco Woodworking, Inc., Diamond Press Company, and State Street Bank & Trust Company of Boston, Massachusetts, incorporated herein by reference from the Annual Report on Form 10-K for the year ended April 30, 1992, Exhibit 10(3) thereto.

10(3) Letter Agreement dated December 6, 1989, among Arthur Cohen, Burton I. Koffman, and Richard E. Koffman. Incorporated herein by reference to the Annual Report on Form 10-K for the year ended April 30, 1990, Exhibit 10(3) thereto.

10(4) Indemnity escrow Agreement dated as of December 20, 1989, by and between the Company,

                  Rosalco, Inc. and certain individuals named therein, incorporated herein by reference to the Report on Form 8-K filed January 4, 1990, Exhibit 28(c) thereto.


10(5) Factoring Agreements dated as of February 7, 1992, by and between the Company, Pilgrim Too Sportswear, Inc., J.F.D. Distributors, Inc., and others named therein, and Barclays Commercial Corporation, incorporated herein by reference to the Annual Report on Form 10-K for the year ending April 30, 1992, Exhibit 10(10) thereto.


10(6) Diamond Press Asset Sale and Purchase Agreement dated as of November 23, 1992 by and between the Company and Harstan, Inc., incorporated herein by reference to the Company's Form 8-K,as amended, as of November 23, 1992, Exhibit 2 thereto.

10(7) Asset Sale and Lease Termination Agreement, by and between Pilgrim Too Manufacturing Company, Inc., New Images, Inc., Victor Freitag, Jr. and wife Gilbert R. Freitag, and Robert E. Skirboll and wife Robin T. Skirboll, dated as of April 2, 1993; Asset Purchase Agreement by and between the Company, Pilgrim Too Sportswear, Inc., Pilgrim Too Manufacturing Company, Inc. Stage II Apparel Corp., Shambuil Ltd., and Pilgrim II Apparel Corp., dated as of April 2, 1993; both incorporated herein by reference to the Company's Form 8-K as of April 2, 1993, Exhibits thereto.

10(8) Amendment to certain Notes and Loan and Security Agreements each dated as of January 20, 1992, incorporated herein by reference from the Annual Report on Form 10-K for the year ended April 30, 1993, Exhibit 10(9) thereto.

10(10) Asset Purchase Agreement, dated June 5, 1995, among LIB-Com Ltd., Liberty Bell Christmas, Inc., Ivy Mar co., Inc., Creative Home Products, Inc., and Liberty Bell christmas Realty, Inc. as the sellers and LCL International Traders, Inc. as the buyer, incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 2(a) thereto.

10(11) Asset Purchase Agreement, dated June 5, 1995, between award Manufacturing Corporation as the seller, and LCL International Traders, Inc., as the buyer, incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995,
                  Exhibit 2(b) thereto.

10(12) Guarantee Agreement, dated June 5, 1995, by Award Manufacturing Corporation in favor of LCL International Traders, Inc., incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 2(c) thereto.

10(13) Guarantee Agreement, dated June 5, 1995, by LIB-Com Ltd., Liberty Bell Christmas, Inc., Ivy Mar Co., Inc., Creative Home Products, Inc., and Liberty Bell Christmas Realty, Inc. in favor of LCL International Traders, Inc., incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 2(d) thereto.

10(14) Promissory Note of LCL International Traders, Inc., due July 29, 1998, payable to the order of Commerzbank AG, Hong Kong Branch, incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 2(e) thereto.

10(15) Confirmation Letter Agreement dated June 22, 1995, among Citibank, N.A., Commerzbank

                  AG, Bayerische Verinsbank AG, LCL International Traders, Inc., and Jayark Corporation, incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 2(f) thereto.

10(16) Factoring Agreement dated June 23, 1995, between LCL International Traders, Inc. and the CIT Group/Commercial Services, Inc., incorporated herein by reference from the Company's report on Form 8- K dated June 27, 1995, Exhibit 99(a) thereto.

10(17) Inventory Security Agreement dated June 23, 1995, between LLC International Traders, Inc. and the CIT Group/Commercial Services, Inc., incorporated herein by reference from the Company's report on Form 8- K dated June 27, 1995, Exhibit 99(b) thereto.

10(18) Letter Agreement dated June 23, 1995, between LLC International Traders, Inc. and the CIT Group/Commercial Services, Inc., incorporated herein by reference from the Company's report on Form 8- K dated June 27, 1995, Exhibit 99(c) thereto.

10(19) Letter Agreement dated June 23, 1995, between LCL International Traders, Inc. and the CIT Group/Commercial Services, Inc., Liberty Bell Christmas, Inc., Ivy Mar Co., Inc., and Creative Home Products, Inc., incorporated herein by reference from the Company's report on Form 8-K dated June 27, 1995, Exhibit 99(d) thereto.

10(20) Amendment to certain Notes and Loan and Security Agreements each dated as of December 31, 1994, incorporated herein by reference from the Annual Report on Form 10-K for the year ended April 30, 1995, Exhibit 10(20) thereto.

10(21) Loan and Security Agreements dated April 29, 1996 between AVES Audio Visual systems, Inc., and State Street Bank & Trust Company of Boston, Massachusetts.

10(22) Loan and Security Agreements dated April 29, 1996 between AVES Audio Visual Systems, Inc., and State Street Bank & Trust Company of Boston, Massachusetts.

10(23) First Amendment to Loan and Security Agreements dated as of September 19, 1996 between Rosalco, Inc. and State Street Bank & Trust Company of Boston, Massachusetts.

10(24) Agreement of Extension of Maturity of 12% Convertible Subordinated Debentures dated April 30, 1990.

10(25) Forbearance and Modification Agreement dated March 12, 1997, between Jayark Corporation, Rosalco, Inc., AVES Audio Visual Systems, Inc., David L. Koffman, and State Street Bank and Trust Company of Boston, Massachusetts.

10(26) Stock Pledge Agreement dated March 12, 1997, between Jayark Corporation and State Street Bank and Trust Company of Boston, Massachusetts.

10(27) Subordination Agreement dated March 12, 1997, between Jayark Corporation, Rosalco, Inc., AVES Audio Visual Systems, Inc., David L. Koffman, and State Street Bank and Trust Company of Boston, Massachusetts.

10(28) Revolving Note dated March 12, 1997 between Jayark Corporation and A-V Texas Holding, LLC.

10(29) Stock Pledge Agreement dated March 12, 1997 between Jayark Corporation and A-V Texas Holding, LLC.

10(30) Stock Warrant to purchase 3,666,667 shares of common stock dated March 12, 1997 between Jayark Corporation and A-V Texas Holding, LLC.


10(31) Commercial Security Agreement dated February 18, 1997, between AVES Audio Visual Systems, Inc. and BSB Bank and Trust Company.

10(32) Promissory Note dated February 18, 1997, between VES Audio Visual Systems, Inc. and BSB Bank and Trust Company.

10(33) Commercial Guaranty dated February 18, 1997, between AVES Audio Visual Systems, Inc., David L. Koffman and BSB Bank and Trust Company.

10(34) Subordinated Promissory Note date March 12, 1997 between Rosalco, Inc. and Jayark Corporation.

10(35) Second Forbearance and Modification Agreement dated June 1, 1997, between State Street Bank and Trust Company of Boston, Massachusetts, Rosalco, Inc. and Jayark Corporation.

10(36) Stock Warrant to purchase 500,000 shares of common stock dated March 12, 1997 between Jayark Corporation and A-V Texas Holding, LLC.

23(1)             Consent of BDO Seidman LLP

23(2)             Consent of KPMG Peat Marwick LLP

Item 17. Undertakings.

         The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by section
10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                           (iii) To include any material information with
respect to the plan of distribution to previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the By-laws and other provisions summarized in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 15 day of June, 1998.

                               JAYARK CORPORATION


                               /s/ David Koffman
                               --------------------------
                               David Koffman
                               Chief Executive officer


         Pursuant to the requirements of the securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacity and on the date indicated.


/s/ David Koffman
---------------------     Chairman of the Board, President
David Koffman               Chief Executive Officer and Director   June 15, 1998


/s/ Frank Rabinovitz
---------------------     Executive Vice President, Chief
Frank Rabinovitz            Operating Officer and Director         June 15, 1998



/s/ Lawrence J. Schorr
---------------------     Director                                 June 15, 1998
Lawrence J. Schorr


/s/ Arthur Cohen
---------------------     Director                                 June 15, 1998
Arthur Cohen